                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          WIRELESS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

             TEXAS                           5065                         75-1893779
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              11545 PAGEMILL ROAD
                              DALLAS, TEXAS 75243
                                 (214) 340-8876
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JOHN P. WATSON
                                    CHAIRMAN
                              11545 PAGEMILL ROAD
                              DALLAS, TEXAS 75243
                                 (214) 340-8876
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

            LAWRENCE B. GOLDSTEIN                            JEFFREY A. CHAPMAN
           GARDERE & WYNNE, L.L.P.                         VINSON & ELKINS L.L.P.
         1601 ELM STREET, SUITE 3000                    2001 ROSS AVENUE, SUITE 3700
           DALLAS, TEXAS 75201-4761                       DALLAS, TEXAS 75201-2975
                (214) 999-3000                                 (214) 220-7700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

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
======================================================================================================
                                                           PROPOSED MAXIMUM
                TITLE OF EACH CLASS OF                    AGGREGATE OFFERING          AMOUNT OF
             SECURITIES TO BE REGISTERED                     PRICE(1)(2)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value per share...............       $64,394,250              $18,996.30
======================================================================================================

(1) In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2) Estimated solely for the purpose of calculating the registration fee.

                             ---------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1998

PROSPECTUS

            , 1998

                                                 SHARES

                          WIRELESS INTERNATIONAL, INC.

                                  COMMON STOCK

     Of the      shares of Common Stock offered hereby (the "Offering"),
          shares are being offered by Wireless International, Inc. ("Wireless
International" or the "Company") and           shares are being offered by
certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Shareholders.

     Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will
be between $          and $          per share. See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price.

     Application has been made for the Common Stock to be approved for quotation on the Nasdaq National Market ("Nasdaq") under the trading symbol "WIIN."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                        PRICE      UNDERWRITING     PROCEEDS
                                        TO THE    DISCOUNTS AND      TO THE     PROCEEDS TO SELLING
                                        PUBLIC    COMMISSIONS(1)   COMPANY(2)      SHAREHOLDERS
---------------------------------------------------------------------------------------------------
Per Share............................  $             $              $              $
---------------------------------------------------------------------------------------------------
Total(3).............................  $             $              $              $

--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to additional shares of Common Stock, on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions
    and Proceeds to the Company will be $          , $     and $          ,
    respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters, and subject to various conditions, including their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York,
New York on or about             , 1998.

DONALDSON, LUFKIN & JENRETTE                                    CIBC OPPENHEIMER
          SECURITIES CORPORATION

                         [INSERT GRAPHICS OR PICTURES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto contained elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised and gives
retroactive effect to a   -for-1 stock dividend effected in             , 1998.
All references to fiscal years, unless otherwise noted, refer to the Company's fiscal year which ends on April 30 of each year. The Company was incorporated in Texas in 1983 under the name "Page-Com, Inc." ("Page-Com") and was thereafter renamed "Wireless International, Inc." In December 1995, a subsidiary of the Company merged (the "Merger") with Bear Communications, Inc. ("Bear Communications"). Unless the context otherwise requires, all references to "BearCom" shall include the operations of the Company's direct and indirect wholly owned subsidiaries, Bear Communications, BearCom Operating, L.P. and their subsidiaries. On March 31, 1998, a wholly owned subsidiary of the Company, Condor Holdings, Inc. ("Condor Holdings"), acquired substantially all of the assets of Condor Communications, Inc. ("Condor Communications," and together with Condor Holdings, "Condor"). The foregoing transaction is referred to herein as the "Condor Acquisition." Unless the context otherwise requires, all references to "Condor" shall include Condor and Condor's fifty percent interest in Condor Telecommunicationes, C.A., a corporation incorporated under the laws of Venezuela, which operates Condor's Caracas, Venezuela distribution sales office. As of the date hereof, the Company is awaiting regulatory approval in the Czech Republic with respect to the acquisition of the entity that operates Condor's Prague, Czech Republic distribution sales office. Based on the advice of foreign counsel, the Company believes regulatory approval will be obtained. All references herein to "Wireless International" or the "Company" shall include the combined operations of Wireless International, Inc. and its subsidiaries, including BearCom and Condor.

                                  THE COMPANY

     The Company is the largest independent distributor of two-way radios in the world with leading positions in the field sales, catalog sales, export sales and rental segments of the market. The Company sells, services and rents a broad line of two-way radios manufactured by industry leaders including Motorola, Maxon, Icom and Tekk, which are used to communicate within a limited geographic area without incurring airtime or subscriber charges. In the United States, the Company's diverse customer base consists primarily of businesses and organizations across a wide variety of industries, whereas internationally the Company's customers generally are dealers which, in turn, sell to similar end users. In addition to its two-way radio product line, the Company sells complementary wireless communication and related products and services, including Orbacom console systems, Motorola messaging systems, Nextel handsets and services and PageMart pagers and services.

     Through BearCom, the Company markets its products and services through 34 field offices in the United States and two in Australia and through its catalog operations throughout the United States. In addition, through Condor, the Company exports its products and services through its distribution offices in Miami, Florida, Caracas, Venezuela and Prague, Czech Republic. The Company believes that it is the only significant distributor of two-way radios leveraging the strengths of these multiple channels of distribution. Through its field offices, BearCom provides technical assistance for customers requiring on-site evaluation of their communications needs. For customers not requiring this consultative approach (usually when system needs are relatively uncomplicated or purchases are add-on or replacement units to an existing system), the catalog marketing channel provides an efficient and convenient method of purchasing products. During fiscal 1997, BearCom mailed more than 4.4 million catalogs and marketing pieces and processed in excess of 150,000 customer orders. Most orders are processed and shipped on the same day they are received. The Company uses sophisticated information systems and proprietary software to monitor and refine its customer database, catalog mailings and inventory levels. In addition, the Company has a fleet of over 15,000 two-way radios for rent, which are used in connection with sporting events, conventions, disaster recovery projects, motion picture productions and other events. The Company believes that it is the largest renter of two-way radios in the United States.

     While the Company is not aware of any definitive industry data, the Company believes that the market for the sale, rental and service of two-way radios and related products is in excess of $5 billion per year in the United States and an additional $5 billion per year outside the United States. The independent distribution of two-way radios is a highly fragmented industry, with thousands of local and regional independent dealers. The manufacturing of two-way radios, however, is dominated by a small number of companies, each of which has developed a network of authorized dealers to augment their internal direct sales forces. These authorized dealer networks typically comprise several local dealerships within a given metropolitan area each generating less than $5 million in sales. Over the past ten years, manufacturers have strategically reduced the size of their direct sales forces, increasingly relying on independent authorized dealers. The Company believes that an increasing percentage of two-way radio products will continue to be sold through independent dealers as manufacturers continue to outsource distribution and other non-core functions. At the same time, the Company believes manufacturers are limiting their authorized dealer relationships to fewer, but larger organizations. The Company believes that these industry fundamentals and outsourcing trends will lead to a consolidation of independent dealers and that as the largest independent dealer worldwide it is well positioned to continue to acquire local authorized dealers and expand its international presence and market share.

     From fiscal 1993 to fiscal 1997, the Company's revenues grew, primarily as a result of internal growth and the opening of nine new sales offices, from $37.9 million to $69.6 million, representing a compound annual growth rate of approximately 16%. Since August 1996, the Company has accelerated its growth through the acquisition of the operations of 12 independent dealers, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. As a result, revenues for the nine months ended January 31, 1998 were $67.1 million, a 31% increase from revenues generated during the equivalent period of the prior fiscal year. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions (as defined below under "Unaudited Pro Forma Condensed Consolidated Financial Statements"), the Company's revenues were $131.4 million and $112.7 million during fiscal 1997 and the nine months ended January 31, 1998, respectively. The Company intends to make additional acquisitions to establish a presence in new geographic areas and to enhance its presence in existing markets. In pursuing such acquisitions, the Company typically seeks to gain access to the acquired dealer's skills, experience and customer relationships, while consolidating its fulfillment operations into existing facilities.

     The Company's objective is to expand its position as the largest independent distributor of two-way radios and related products in the world and be the leading independent distributor in each market in which it serves. The Company's strategy is to further develop its network of field offices by opening and acquiring local operations, expand and enhance its catalog and export operations, leverage its complementary distribution channels by expanding its product and service offerings, and support such operations with rapid order fulfillment and superior customer service and technical support. The Company seeks to capitalize on its experience and reputation derived from more than 15 years of selling and marketing two-way radio products in executing its strategy and addressing its market opportunity.

                              RECENT DEVELOPMENTS

     On March 31, 1998, the Company completed the Condor Acquisition. Condor reported revenues of $51.4 million during its fiscal year ended December 31, 1997. The Condor Acquisition was accounted for using the purchase method of accounting.

     Based in Miami, Florida, Condor is a leading exporter of two-way radio communication equipment and communication systems primarily to Latin America, Eastern Europe, Africa and the Middle East. In addition to its Miami office, Condor maintains distribution sales offices in Caracas, Venezuela and Prague, Czech Republic. Condor exports primarily Motorola two-way radio products. Virtually all of Condor's sales are denominated in U.S. dollars. The Condor Acquisition provides the Company an operational platform from which it can expand its international operations. The Company's strategy is to expand its international operations by establishing additional sales offices within licensed regions and offering additional products and services within those regions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Condor Communications, Inc.," "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the historical consolidated financial statements of Condor included elsewhere herein.

                                  THE OFFERING

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
Common Stock Offered:
  By the Company.....................................        shares
  By the Selling Shareholders........................        shares
                                                       ------
          Total......................................        shares
                                                       ======

Common Stock to be Outstanding after
the Offering........................             shares(1)

Use of Proceeds.....................     To repay certain indebtedness and for
                                         general corporate purposes, including
                                         possible future acquisitions

Proposed Nasdaq Trading Symbol......     WIIN
------------------------------

(1) Excludes        shares of Common Stock issuable upon the exercise of
    outstanding options, and        shares available for future grants of
    options under the Company's 1998 Stock Option Plan. See "Management -- Stock Option Plan."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under the caption "Risk Factors" beginning on page 7, which provide a discussion of certain risks involved in an investment in the Common Stock.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth summary historical and pro forma financial and other data for the Company as of the dates and for the periods indicated. The information set forth below should be read in conjunction with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements of the Company and the historical financial statements of Condor and the related notes thereto included elsewhere in this Prospectus.

                                                 FISCAL YEARS ENDED APRIL 30,           NINE MONTHS ENDED JANUARY 31,
                                           -----------------------------------------   -------------------------------
                                                                          PRO FORMA                         PRO FORMA
                                                                         AS ADJUSTED                       AS ADJUSTED
                                            1995      1996      1997       1997(1)      1997      1998       1998(1)
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues...............................  $56,554   $63,278   $69,642    $131,447     $51,354   $67,064    $112,694
  Gross profit...........................   17,183    20,294    23,367      36,620      17,060    22,655      29,320
  Operating income.......................    3,560     3,597     3,609       7,896       2,975     3,825       7,016
  Net income.............................  $ 1,013   $ 1,847   $ 1,902    $  4,761     $ 1,602   $ 1,958    $  4,343
  Net income per share...................  $         $         $                       $         $
  Pro forma net income(2)................  $ 1,679
  Pro forma net income per share(2)......  $
OTHER DATA:
  Number of field offices at period
    end..................................       20        22        25          34          25        34          34
  EBITDA(3)..............................    4,417     4,734     5,326      10,001       4,080     5,444       9,109
  Capital expenditures(4)................    1,054     1,555     2,127         n/a       1,889       891         n/a

                                                                   JANUARY 31, 1998
                                                              --------------------------
                                                                            PRO FORMA
                                                              ACTUAL      AS ADJUSTED(5)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash......................................................  $    59        $
  Working capital...........................................   15,749
  Total assets..............................................   41,219
  Total long-term debt, including current maturities........   19,395
  Shareholders' equity......................................   12,841

------------------------------

(1) Pro forma information for the year ended April 30, 1997 and the nine months ended January 31, 1998 gives effect to (i) the Condor Acquisition, (ii) the Other Acquisitions and (iii) the Offering and the application of the net proceeds therefrom, including the repayment of shareholder notes, as if these transactions had occurred on May 1, 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(2) For periods prior to January 1, 1995, Bear Communications was subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended, for federal income tax purposes. Accordingly, no provision was made for federal income taxes as the liability for such taxes was the responsibility of the shareholders of Bear Communications. Pro forma net income and pro forma net income per share are determined after computing federal income taxes as if Bear Communications had been directly responsible for federal income taxes for the periods presented. See Notes 1(h) and 2 to the Company's Consolidated Financial Statements.

(3) "EBITDA" is earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow or any other measure of financial performance in accordance with generally accepted accounting principles.

(4) Excludes payments for business acquisitions.

(5) Adjusted to give effect to (i) the Condor Acquisition and (ii) the Offering and the application of the net proceeds therefrom, including the repayment of shareholder notes, as if these transactions had occurred on January 31, 1998.

                                  RISK FACTORS

     This Prospectus contains forward looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward looking statements. Such statements reflect the Company's current views with respect to future events and financial performance and involve risks and uncertainties, including, without limitation, the risks described in this section. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

NO ASSURANCE OF GROWTH

     In recent years, the Company has rapidly expanded its operations, growing from total revenues of $37.9 million in fiscal 1993 to $69.6 million in fiscal 1997. The Company plans to seek continued growth of its business by increasing sales in its existing offices and catalog operations, through strategic acquisitions and by opening new offices. There can be no assurance, however, that the Company will continue to grow or will be able to successfully implement any of these growth strategies.

     To successfully implement its growth strategies, the Company must continually evaluate the adequacy of its existing systems and procedures, including, among others, its data processing, financial and internal control systems and management structure. There can be no assurance that the Company will adequately anticipate all of the changing demands that growth will impose on the Company's systems, procedures and structure. Any failure to adequately anticipate and respond to such changing demands is likely to have a material adverse effect on the Company. In addition, the Company anticipates that acquiring or opening offices will involve a number of possible risks and challenges, including the diffusion of managements attention, the dependence on hiring, training and retaining key personnel, and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company. See "Business -- Growth Strategy."

ACQUISITION RISKS; BUSINESS INTEGRATION RISKS

     Since August 1996, the Company has acquired the stock or assets of 12 independent dealers of two-way radios and other wireless communication products, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor Communications, Inc. The Company intends to seek continued growth of its business through future strategic acquisitions. The Company is currently evaluating certain strategic acquisitions; however, the Company has no binding commitment to acquire any business or other material assets. There can be no assurance that the Company will be able to identify future attractive acquisition candidates or complete the acquisition of any candidates on terms favorable to the Company. Growth through strategic acquisitions involves numerous risks, including difficulties in the integration of the operations, systems and personnel, including key management, of acquired businesses and the diversion of management's attention from other business concerns. In the event that the Company acquires businesses, the employees of which are parties to collective bargaining agreements, the Company would be subject to risks inherent in such arrangements, including strikes or work stoppages. There can be no assurance that any acquired businesses, including Condor, can be successfully integrated into the Company's business. A substantial portion of the Company's capital resources, including a portion of the proceeds of the Offering, could be used for acquisitions. The Company may require additional debt or equity financing for future acquisitions, which additional financing may not be available on terms favorable to the Company, if at all. See "Business -- Growth Strategy."

DEPENDENCE ON VENDOR

     The sale of products by BearCom that were purchased from the Company's largest vendor, Motorola, Inc. ("Motorola"), constituted approximately 73% of the Company's equipment revenues during fiscal 1997 and approximately 67% of the Company's equipment revenues during the nine-month period ended

January 31, 1998. In addition, BearCom's rental radio inventory consists primarily of products manufactured by Motorola and a very high percentage of Condor's equipment revenues were generated by the sale of products purchased from Motorola. As is customary in the industry, the Company does not have long-term contracts with any of its vendors, including Motorola. Although the Company and its suppliers enter into written vendor agreements to effect purchases, such agreements generally can be canceled by either party at will. While the Company does have access to similar products from competing vendors, the inability to obtain products from certain vendors, particularly Motorola, would have a material adverse effect upon the Company. If Motorola experiences a business interruption or other business problems, the Company could be materially adversely affected. There can be no assurance that Motorola will continue to grant the Company the right to distribute its products in its current areas of operation or that Motorola will grant the Company the right to distribute its products in areas served by offices that the Company may acquire or open in the future. Also, the Company's status as a Motorola dealer in some or all of its offices could be unilaterally terminated by Motorola. Termination of the Company's status as a Motorola dealer would have a material adverse effect on the Company. See "Business -- Growth Strategy" and
"Business -- Products and Services."

     Prior to 1987, a very high percentage of two-way radios were distributed directly by their manufacturers. Since then, Motorola and other manufacturers have increasingly distributed two-way radios via independent dealers, with the exception of large accounts. There can be no assurance that this trend will continue. Manufacturers could change their distribution strategy and begin to distribute more or all two-way radios themselves or through distribution means other than independent dealers. Such change would have a material adverse effect on the Company. See "Business -- Industry Overview."

     Motorola offers a cooperative advertising program pursuant to which the Company is permitted to claim reimbursements for certain expenses of up to a percentage of the cost of certain inventory purchased, subject to certain conditions. This program could be canceled, or the benefits available to the Company thereunder could be significantly reduced, without the consent of the Company. Any such cancellation or reduction could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

INTERNATIONAL OPERATIONS

     In August 1995, the Company opened a field office in Sydney, Australia, and in July 1997 the Company acquired a dealer in Brisbane, Australia. Revenues from the Australia offices were less than 2% of the Company's net revenues in fiscal 1997 and the nine-month period ended January 31, 1998. Thus, the Company historically has had limited experience with international operations. In March 1998, the Company completed the acquisition of Condor, which has distribution sales offices in Caracas, Venezuela and Prague, Czech Republic. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions, the Company's revenues in its 1997 fiscal year and for the nine-month period ended January 31, 1998 that were derived from sales to customers outside of the United States, or to other exporters who then sell such products to customers outside of the United States, were 36.1% and 37.5%, respectively, with approximately 3.2% and 4.8% of the Company's revenues for such periods being derived from sales to customers in Venezuela. The Company may open field offices in other international markets or may acquire dealers with international operations. The Company's success and plans for future growth in international markets will be dependent on its ability to attract and retain qualified management personnel for its international operations.

     Foreign operations and sales are subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, increased credit risks, foreign tax laws, changes in import/export regulations and tariff and freight rates. Political and other factors beyond the control of the Company, including trade disputes among nations or internal instability in any nation where the Company conducts business, could have a material adverse effect on the Company. There can be no assurance that the Company will be able to successfully manage the risks presented by significant international operations.

COMPETITION

     The two-way radio distribution industry is highly competitive and is currently comprised of several regional and numerous local dealers. The principal bases of competition in the industry are price and service. The sale of two-way radios is a low-margin, high-volume business. Because awareness of two-way wireless communication products is growing and the cost barriers to entry into this market are relatively low, the risk of new competitors entering this market is high. The Company believes that the industry will become more competitive as the number of competitors increases and as new technologies emerge. These factors, coupled with the growing industry emphasis on containing costs, could place significant pressure on the Company to reduce prices, which could significantly reduce the gross margins realized by the Company on sales of its products.

     In addition, several manufacturers of two-way radio products, including Motorola, also compete with independent distributors in selling, servicing and renting two-way wireless communication products. There can be no assurance that manufacturers of two-way radio products will continue to utilize independent distributors in the future. In addition, there are several significantly large global distributors of wireless communication products other than two-way radios. These companies to date have not entered the two-way radio distribution market in any significant way, but there can be no assurance that these companies will not enter this industry in the future. These manufacturers and distributors are much larger than the Company, and have substantially greater capital resources, sales experience and distribution capabilities than the Company. In response to competitive pressure from any of its current or future competitors, the Company may be required to lower selling prices, which would lower the Company's gross margins, which could have a material adverse effect on the Company. See "Business -- Growth Strategy" and "Business -- Competition."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced material variations in quarterly revenues and net income as a result of many factors including, among others, customer relationships, catalog response rates, product blend, the level of selling, general and administrative expense, weather conditions and the condition of the wireless communication industry in general. For example, BearCom's net sales and profits historically have been lower in the three months ended January 31 due to lower levels of business activity during the winter months. In addition, quarterly results may be materially affected by the timing of significant rental activity, the timing of large system sales, seasonality in the ordering patterns of users of the Company's products, seasonal buying patterns of dealers that purchase products from Condor, the timing of new enhancements or product offerings made available by suppliers, economic conditions in the geographical areas in which the Company operates and the timing and magnitude of acquisitions and related assimilation costs. Therefore, the operating results for any fiscal quarter are not necessarily indicative of the results that may be achieved for any subsequent fiscal quarter or for a full fiscal year. It is likely that the Company will experience such fluctuations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SYSTEMS

     The Company's success depends on the accuracy and proper utilization of its management information systems. The Company's ability to manage its inventory and accounts receivable collection; to purchase, sell and ship its products efficiently and on a timely basis; and to maintain a cost efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company believes that its management information system, coupled with planned enhancements, is sufficient to sustain its present operations and its anticipated growth for the foreseeable future, although no assurance can be given to that effect. The Company has adopted procedures to protect its computer system and to provide for recovery in the event of equipment failure. All system data is backed up to tape daily with backup tapes stored off-site. Although the Company has not experienced a significant failure in its computer system to date, there can be no assurance that the Company will not experience such a failure in the future or that such failure would not have a material adverse effect on the Company. In addition, there can be no assurance that the Company's competitors will not develop software applications similar to the proprietary software developed by the Company or that such development would not have a material adverse effect on the Company. See "Business -- Management Information System."

     The Company is in the process of modifying the software in its management information system so that all of such software will be Year 2000 compliant. There can be no assurance that the Company will timely complete such modifications. Failure of the Company, its vendors or its customers to have in place Year 2000 compliant systems could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliant Information Systems."

TECHNOLOGICAL CHANGE AND INVENTORY OBSOLESCENCE

     Management expects that much of the future growth in the wireless communications industry will be based upon the introduction of new technologies, such as digital transmission, and new services, such as satellite-based systems, Personal Communication Services ("PCS") and Enhanced Specialized Mobile Radio ("ESMR"). The scope and technical attributes of many of these new technologies and services have not been completely determined, and conflicting technologies may be developed. In addition, technological advances could reduce the need for continual product purchases by industry customers. To the extent that the implementation of new technologies and services is delayed, or that new technologies and services or reductions in airtime charges for new or existing technologies and services reduce the need for the products offered by the Company, the Company could be adversely affected. The Company maintains a significant investment in its product inventory and, therefore, is subject to the risk of inventory obsolescence. If a material amount of inventory is rendered obsolete, the Company could be required to write-down the value of such inventory and take a charge against earnings, which could have a material adverse effect on the Company. In addition, if the Company is unable for any reason to take advantage of marketing programs offered by vendors, it could be materially and adversely affected.

RELIANCE ON MANAGEMENT

     The Company's success will depend to a significant extent upon the efforts and abilities of certain key management personnel. The loss of the services of the Company's key management personnel could have a material adverse effect on the Company. The Company's success and plans for future growth will also be dependent on its ability to attract and retain qualified employees in all areas of its business. See "Management."

DISTRIBUTION COSTS; RELIABILITY RISKS

     Postage and shipping are significant expenses in the operation of the Company's business. The Company ships its products to customers primarily by United Parcel Service, as well as other overnight delivery and ground delivery services, and mails its catalogs through the U.S. Postal Service. Any increases in postal or shipping rates in the future could have a material adverse effect on the Company. The cost of paper is also a significant expense of the Company in printing its catalogs. Historically, paper prices have fluctuated from time to time. Any future increases in the cost of paper could have a material adverse effect on the Company.

     In August 1997, United Parcel Service experienced a labor strike that adversely affected the Company both in terms of the service the Company was able to provide as well as in terms of increased costs. A longer strike in the future would likely have an even more significant adverse effect on the Company.

STATE SALES AND USE TAX

     Various states have sought to impose on direct marketers the burden of collecting state use taxes on the sale of products shipped to those states' residents. The United States Supreme Court has ruled that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and whose subsequent delivery of purchased goods is by U.S. mail or interstate common carriers. From time to time, legislation has been introduced in Congress which, if passed, would impose state use tax collection obligations on out-of-state mail order companies such as the Company.

If such legislation were to be enacted, the imposition of a tax collection obligation on the Company may result in additional administrative expenses to the Company and price increases to the customer that could adversely affect the Company. Currently, the Company does not collect sales tax from customers in states in which the Company does not maintain a sales office.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Upon completion of the Offering, the Company will have outstanding
          shares of Common Stock. Of these shares, the           shares of
Common Stock sold in the Offering (          shares if the Underwriters'
over-allotment option is exercised in full) will be freely transferable without restriction under the Securities Act of 1933 (the "Securities Act"), by persons other than "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining shares of Common Stock were issued in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144. For purposes of Rule 144, approximately shares held for more than one year will be eligible for sale beginning approximately 90 days after the date of this Prospectus, based on current Securities and Exchange Commission ("Commission") rules and subject to compliance with the manner-of-sale, volume and other limitations of Rule 144.

     The Company has granted registration rights to its existing shareholders. After the Offering, such shareholders will each have the right to require the Company, subject to certain limitations, to include shares held by them in one of the first four registrations of Common Stock by the Company. All shareholders holding registration rights have waived their rights to participate as selling shareholders in the Offering, except the Selling Shareholders in this Offering. See "Principal and Selling Shareholders."

     Each of the Company, its officers and directors, and certain other shareholders of the Company, including the Selling Shareholders, has agreed that it will not (i) offer, pledge, sell, solicit an offer to buy, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock, or any securities that are convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with ownership of any Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), except pursuant to certain limited exceptions. See "Shares Eligible for Future Sale" and "Underwriting."

     Future sales of substantial amounts of Common Stock, or the perception that such sales could occur, may affect the market price of the Common Stock prevailing from time to time.

NO PRIOR PUBLIC MARKET; OFFER PRICE; STOCK PRICE VOLATILITY

     Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that following this Offering an active trading market will develop or be maintained. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of prices that will prevail in the trading market following this Offering. For a description of the factors considered in determining the initial public offering price, see "Underwriting." After the Offering, the market price of the Common Stock may be influenced by many factors including, among others, the operating results of the Company, investors' perceptions of the Company and its prospects, and general economic and market conditions. In addition, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology-related companies and which sometimes has been unrelated to the operating performances of such companies. Furthermore, any adverse changes in the market price of the common stock of other wireless communication distribution or related companies or announcements of technological developments may adversely affect the market price of the Company's Common Stock, irrespective of whether there has been any deterioration of the Company's business or financial results.

CONTROL BY EXISTING SHAREHOLDERS

     Upon completion of this offering, the Company's officers and directors will
beneficially own approximately      % of the outstanding Common Stock. As a
result, these shareholders, acting together, may be able to control the outcome of certain actions requiring shareholder approval, such as election of directors, amendments to the Company's charter and mergers or other changes in control. See "Principal and Selling Shareholders."

ANTI-TAKEOVER PROVISIONS

     The Texas Business Corporation Act and the Company's Articles of Incorporation and Bylaws contain various provisions, including, without limitation, certain provisions authorizing the Company to issue preferred stock and dividing the Company's Board of Directors into three classes serving staggered three-year terms, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The ownership after this Offering by the Company's officers, directors and their affiliates of substantial shares of Common Stock could also discourage such bids. In addition, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future and that may be senior to the rights of the holders of Common Stock. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Capital Stock."

POSSIBLE HEALTH RISKS

     Recently, lawsuits have been filed alleging a link between the non-thermal electromagnetic field emitted by cellular telephones and two-way radios and the development of cancer. To date, there have been relatively few medical studies relating to the effects of non-thermal electromagnetic fields on health, and there are not any widely accepted theories regarding how exposure to a non-thermal electromagnetic field could threaten health. Future medical studies may produce findings that could have a material adverse effect upon the wireless communications industry and the Company.

GOVERNMENT REGULATION

     From time to time, the Federal Communications Commission ("FCC") amends its regulations governing the licensing or sale of the communication equipment distributed by the Company, the frequencies that such equipment uses, and the requirements for operating such equipment. The FCC has from time to time submitted proposals relating to licensing, use and regulation of frequency bands that could affect operation on certain of the frequency bands where equipment marketed by the Company operates. It is uncertain what impact, if any, these or future proposals may have on the Company's operations.

DILUTION; NO EXPECTATION OF DIVIDENDS

     This Offering will result in an immediate and substantial dilution to purchasers of the Common Stock offered hereby because the net tangible book value per share of the Common Stock after this Offering will be substantially less than the initial public offering price per share. See "Dilution." For the foreseeable future, it is anticipated that any earnings will be retained for operations and expansion of the Company's business and that cash dividends will not be paid to holders of the Common Stock. See "Prior S Corporation Status and Dividend Policy."

                                  THE COMPANY

     In December 1995, the Company (then named Page-Com, Inc.) consummated the Merger with Bear Communications. Bear Communications was a leading independent distributor of wireless communication products in the United States through the field office channel and Page-Com was a leading independent distributor of wireless communication products in the United States through catalog operations. The Merger was accounted for as a pooling of interests. From August 1996 through February 1998, the Company acquired the operations of 12 independent dealers of wireless communication products and a majority of the assets of Motorola's Radio Products Group rentals business. All such acquisitions were accounted for as purchases for financial reporting purposes.

     On March 31, 1998, the Company completed the Condor Acquisition. Condor reported revenues of $51.4 million during its fiscal year ended December 31, 1997. The Condor Acquisition was accounted for using the purchase method of accounting. Based in Miami, Florida, Condor is a leading exporter of two-way radio communication equipment and communication systems primarily to Latin America, Eastern Europe, Africa and the Middle East. In addition to its Miami office, Condor operates a distribution sales office in Prague, Czech Republic. Condor owns a fifty percent interest in an entity that operates a distribution sales office in Caracas, Venezuela. Condor exports primarily Motorola two-way radio products. Virtually all of Condor's sales are denominated in U.S. dollars. The Condor Acquisition provides the Company an operational platform from which it can expand its international operations. The Company's strategy is to expand its international operations by establishing additional sales offices within licensed regions and offering additional products and services within those regions.

     The Company's principal executive offices are located at 11545 Pagemill Road, Dallas, Texas 75243 and its telephone number is (214) 340-8876.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be
approximately $       , assuming an initial public offering price of $       . A
portion of the net proceeds will be used to repay all of the Company's borrowings under its $25 million revolving line of credit and its $5 million term note (the "Senior Bank Facility"), approximately $23.6 million at March 31, 1998. The Company is required to repay the amount of all principal outstanding under the term note, approximately $4.6 million at March 31, 1998, in equal monthly installments through November 5, 2001. The Company may re-borrow funds under the revolving line of credit from time to time. All outstanding amounts under the revolving line of credit are due and payable on November 5, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The revolving line of credit and the term note each bear interest at a floating rate (6.86% and 6.98%, respectively, at March 31, 1998). The balance of the net proceeds will be used for general corporate purposes, including working capital, and would be available to finance, among other things, potential strategic acquisitions and upgrades to the Company's management information systems. The Company is currently evaluating certain strategic acquisitions; however, the Company has no binding commitment to acquire any business or other material assets. Pending such uses, the net proceeds of the Offering will be invested in short-term, interest-bearing securities. Other than as a result of the anticipated repayment to the Company of a promissory note from a Selling Shareholder with the proceeds from shares of Common Stock to be sold by him in the Offering, the Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Management -- Certain Transactions."

                 PRIOR S CORPORATION STATUS AND DIVIDEND POLICY

     For all taxable periods prior to January 1, 1995, Bear Communications was a corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). On January 1, 1995, Bear Communications terminated its "S" corporation status. In connection with this termination, Bear Communications made distributions aggregating approximately $423,000 to its shareholders. Other than these distributions, the Company has not paid dividends on its Common Stock during the last two fiscal years. The Company expects that in the foreseeable future it will retain all available earnings, if any, for the development and growth of its businesses and does not anticipate paying any cash dividends on the Common Stock. The Senior Bank Facility prohibits paying dividends while any amounts are outstanding thereunder. Subject to this restriction, the payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as the Company's future earnings, capital requirements, financial condition and business prospects and other factors the Board of Directors deems relevant.

                                    DILUTION

     At January 31, 1998, the net tangible book value of the Company was
approximately $5.2 million or $          per share of Common Stock. Net tangible
book value per share is determined by dividing the tangible net worth of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering
price of $          per share and the deduction of the estimated underwriting
discounts and commissions and Offering expenses payable by the Company in connection therewith, but without taking into account any other changes in such net tangible book value, the net tangible book value of the Company at January
31, 1998 would have been approximately $     million or $          per share.
This represents an immediate increase in net tangible book value of $
per share to existing shareholders and an immediate dilution in net tangible
book value of $          per share to purchasers of shares in this Offering. The
following table illustrates this dilution:

Initial public offering price per share.....................              $
  Net tangible book value per share before this Offering....  $
  Increase per share attributable to new shareholders.......
                                                              -------
Pro forma net tangible book value per share after this
  Offering..................................................
                                                                          -------
Dilution per share to new shareholders......................              $
                                                                          =======

     The following table sets forth the difference between the existing shareholders and the purchasers of shares in this Offering with respect to the number of shares purchased from the Company, the total cash consideration paid to the Company for such shares and the average price per share paid.

                                                SHARES PURCHASED    TOTAL CONSIDERATION    AVERAGE
                                                -----------------   -------------------   PRICE PER
                                                NUMBER    PERCENT    AMOUNT    PERCENT      SHARE
Existing shareholders(1)......................  $              %    $                %     $
                                                                                           ------
New investors.................................                 %                     %
                                                -------   ------    -------     ------
          Total...............................  $         100.0%    $           100.0%
                                                =======   ======    =======     ======

------------------------------

(1) Sales by the Selling Shareholders in this Offering will reduce the number of
    shares held by existing shareholders of the Company to           , or      %
    of the total number of shares outstanding after this Offering, and will
    increase the number of shares held by new investors to           shares, or
         % of the total number of shares outstanding after this Offering. See "Principal and Selling Shareholders."

     The computations in the table set forth above assume no exercise of outstanding stock options. On the date of this Prospectus, there were
outstanding options to purchase           shares of Common Stock at the Offering
price.

                                 CAPITALIZATION

     The following table sets forth the cash position and the capitalization of the Company as of January 31, 1998, and as adjusted to give effect to (i) the Condor Acquisition and (ii) the Offering (assuming an initial public offering
price of $          per share) and the application of the net proceeds
therefrom, including the repayment of certain notes payable to the Company, as if those transactions had occurred on January 31, 1998. See "Use of Proceeds" and "Management -- Certain Transactions." This table should be read in conjunction with the historical and pro forma financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                  JANUARY 31, 1998
                                                              ------------------------
                                                                          PRO FORMA
                                                              ACTUAL    AS ADJUSTED(L)
                                                                   (IN THOUSANDS)
Cash........................................................  $    59      $
                                                              =======      =======
Long-term debt(2):
  Borrowings under Senior Bank Facility.....................   19,003
  Capital lease obligations.................................      120
  Other.....................................................      272
                                                              -------      -------
          Total long-term debt..............................   19,395
                                                              -------      -------
Shareholders' equity:
  Preferred Stock, $0.01 par value; 1,000,000 shares
     authorized and no shares issued and outstanding........       --           --
  Common Stock, $0.01 par value;            shares
     authorized, and      shares issued and outstanding, as
     adjusted(3)............................................       --
  Additional paid-in capital................................    3,824
  Cumulative translation adjustment.........................       (9)
  Note receivable from shareholder(4).......................     (933)
  Retained earnings.........................................    9,959
                                                              -------
          Total shareholders' equity........................   12,841
                                                              -------      -------
          Total capitalization..............................  $32,236      $
                                                              =======      =======

---------------

(1) On March 31, 1998, the Company borrowed an additional $7 million under the Senior Bank Facility to fund the Condor Acquisition. Such borrowings will be repaid with the net proceeds of the Offering.

(2) Includes current maturities of long-term debt.

(3) Excludes        shares of Common Stock issuable upon the exercise of
    outstanding options and        shares available for future grants of options
    under the Company's 1998 Stock Option Plan.

(4) See "Management -- Certain Transactions."

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma condensed consolidated financial statements are included in order to illustrate the effect on the Company's financial statements of the transactions described below.

     The unaudited pro forma condensed consolidated balance sheet at January 31, 1998 gives effect to (i) the Condor Acquisition (based on the audited balance sheet of Condor as of December 31, 1997) and (ii) the Offering and the application of the net proceeds therefrom (and related repayment of shareholder notes) as if these transactions had occurred on January 31, 1998. All acquisitions by the Company, other than the Condor Acquisition, were completed by January 31, 1998 and are reflected in the unaudited pro forma condensed consolidated balance sheet at January 31, 1998.

     The unaudited pro forma condensed consolidated statements of income for the year ended April 30, 1997 and the nine months ended January 31, 1998 give effect to (i) the Condor Acquisition and Other Acquisitions and (ii) the Offering and the application of the net proceeds therefrom (and repayment of shareholder notes) as if these transactions had occurred on May 1, 1996. As used herein, "Other Acquisitions" reflects the activity for the period from May 1, 1996 to the respective closing dates of the acquisitions of seven acquired businesses. Activity of the remaining five acquisitions are not included due to the immateriality of four of the acquired businesses and the impracticability of obtaining information relating to the acquisition of a majority of the assets of Motorola's Radio Products Group rentals business. The unaudited pro forma condensed consolidated income statement for the year ended April 30, 1997 includes the results of Condor for the twelve-month period ended March 31, 1997. The unaudited pro forma condensed consolidated income statement for the nine months ended January 31, 1998 includes the results of Condor for the nine-month period ended December 31, 1997.

     The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable, and in the opinion of management, include all adjustments necessary to present fairly the pro forma financial information. The pro forma financial statements and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company and Condor, and other financial information pertaining to the Company, including the information set forth under the captions "The Company," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The unaudited pro forma condensed consolidated statements of income are not indicative of either future results of operations or the results that might have occurred if the foregoing transactions had been consummated on the indicated dates.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                JANUARY 31, 1998
                                 (IN THOUSANDS)

                                     ASSETS

                                              HISTORICAL
                                    ------------------------------
                                      WIRELESS          CONDOR        PRO FORMA                 ADJUSTMENTS      PRO FORMA
                                    INTERNATIONAL   ACQUISITION(1)   ADJUSTMENTS    PRO FORMA   FOR OFFERING    AS ADJUSTED
Current Assets:
  Cash............................     $    59         $    90        $     --       $   149       $    (c)        $
  Receivables.....................      13,990           6,120              --        20,110
  Inventory.......................      10,283           1,948              --        12,231
  Prepaid expenses and other......       1,645             603              --         2,248
                                       -------         -------        --------       -------       -----           -----
        Total current assets......      25,977           8,761              --        34,738
Notes and interest receivable from
  employee........................         875              --              --           875            (d)
Fixed assets, net.................       6,396             931            (168)(a)     7,159
Costs in excess of tangible net
  assets acquired, net............       7,681              --              --         7,681
Other assets......................         290             247              --           537
                                       -------         -------        --------       -------       -----           -----
                                       $41,219         $ 9,939        $   (168)      $50,990       $               $
                                       =======         =======        ========       =======       =====           =====
                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................     $ 4,535         $ 2,538        $     --       $ 7,073       $               $
  Accrued expenses................       2,963              33             200(a)      3,196
  Current maturities of long-term
    debt..........................       1,357              --              --         1,357
  Current maturities of
    obligations under capital
    leases........................          71              --              --            71
  Federal income taxes payable....       1,243              --              --         1,243
  Deferred income taxes...........          58              --              --            58
                                       -------         -------        --------       -------       -----           -----
                                        10,227           2,571             200        12,998
Long-term debt, less current
  maturities......................      17,918              --           7,000(b)     24,918            (c)
Obligations under capital leases,
  less current maturities.........          49              --              --            49
Deferred income taxes.............         184              --              --           184
Shareholders' equity:
  Preferred stock.................          --              --              --            --
  Common stock....................          --              --              --            --
  Additional paid-in capital......       3,824               1              (1)(a)     3,824
  Cumulative currency translation
    adjustment....................          (9)             --              --            (9)
  Note receivable from
    shareholder...................        (933)             --              --          (933)           (d)
  Retained earnings...............       9,959           7,367          (7,367)(a)     9,959
                                       -------         -------        --------       -------       -----           -----
        Total shareholders'
          equity..................      12,841           7,368          (7,368)       12,841
                                       -------         -------        --------       -------       -----           -----
                                       $41,219         $ 9,939        $   (168)      $50,990       $               $
                                       =======         =======        ========       =======       =====           =====

------------------------------
(1) Reflects the audited balance sheet of Condor at December 31, 1997.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(a) Represents adjustments to allocate the purchase price for the Condor Acquisition to tangible assets, accrue transaction costs with respect to that acquisition and eliminate Condor's equity. The purchase price allocation is based on management's preliminary estimates, which are subject to adjustments, and does not include the effect of additional consideration that Condor could be obligated to pay pursuant to an earn-out arrangement entered into in connection with the Condor Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operation." The acquisition will be accounted for using the purchase method of accounting.
(b) Represents borrowings used to complete the Condor Acquisition.
(c) Represents anticipated proceeds from sale of shares of Common Stock in the Offering and use of those proceeds to repay borrowings outstanding under the Senior Bank Facility.
(d) Reflects the repayment of shareholder notes with proceeds from the sale of shares of Common Stock in the Offering.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                           YEAR ENDED APRIL 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           HISTORICAL
                       ---------------------------------------------------
                           WIRELESS           CONDOR            OTHER         PRO FORMA                ADJUSTMENTS      PRO FORMA
                       INTERNATIONAL(1)   ACQUISITION(2)   ACQUISITIONS(1)   ADJUSTMENTS   PRO FORMA   FOR OFFERING    AS ADJUSTED
Revenues.............      $69,642           $46,168           $15,637         $    --     $131,447      $              $131,447
Cost of revenues.....       46,275            38,928             9,624              --       94,827                       94,827
                           -------           -------           -------         -------     --------      -------        --------
Gross profit.........       23,367             7,240             6,013              --       36,620           --          36,620
Operating
  expenses...........       19,758             4,093             4,579             144(a)    28,724                       28,724
                                                                                   150(c)
                           -------           -------           -------         -------     --------      -------        --------
Operating
  income.............        3,609             3,147             1,434            (294)       7,896           --           7,896
Interest expense.....          595                --               239           1,085(b)     1,919       (1,883)(f)          36
Other, net...........          (73)              108               (46)             --          (11)          97(g)           86
                           -------           -------           -------         -------     --------      -------        --------
Income before income
  taxes..............      $ 3,087           $ 3,039           $ 1,241          (1,379)       5,988        1,786           7,774
Income taxes.........        1,185                --                31            (538)(d)    2,316          697(d)        3,013
                                                                                 1,638(e)
                           -------           -------           -------         -------     --------      -------        --------
Net income...........      $ 1,902           $ 3,039           $ 1,210         $(2,479)    $  3,672      $ 1,089        $  4,761
                           =======           =======           =======         =======     ========      =======        ========
Earnings per share:
  Basic..............
  Diluted............

------------------------------

(1) Represents the historical operating results of the Company and seven businesses acquired from May 1, 1996 through the earlier of the respective dates of acquisition or April 30, 1997.

(2) Represents the historical operating results of Condor for the year ended March 31, 1997.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME

(a) Adjustments to depreciation and amortization relating to the change in basis of property and equipment of $168 and goodwill of $5,754 resulting from purchase accounting.

(b) Increase in interest expense related to borrowings used and notes issued in the aggregate amount of $14,492 to complete the Condor Acquisition and the Other Acquisitions.

(c) Increase in salary expense of Condor president in connection with employment contract entered into simultaneous to the closing of the Condor Acquisition.

(d) Income tax expense on pro forma adjustments calculated using a combined federal and state statutory rate of 39%.

(e) Pro forma tax effect of the historical results for the Condor Acquisition and Other Acquisitions, based on a combined federal and state statutory tax rate of 39%.

(f) Reduction of interest expense resulting from repayment of all borrowings outstanding, except for amounts related to capital leases and vehicle loans, using the proceeds from sale of shares of Common Stock in the Offering.

(g) Reduction of interest income resulting from repayment of $1,386 principal amount of shareholder notes with the proceeds from the sale of shares of Common Stock in the Offering.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                       NINE MONTHS ENDED JANUARY 31, 1998
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                             HISTORICAL
                         ---------------------------------------------------
                             WIRELESS           CONDOR            OTHER         PRO FORMA                ADJUSTMENTS     PRO FORMA
                         INTERNATIONAL(1)   ACQUISITION(2)   ACQUISITIONS(1)   ADJUSTMENTS   PRO FORMA   FOR OFFERING   AS ADJUSTED
Revenues...............      $67,064           $41,247           $4,383          $           $112,694      $             $112,694
Cost of revenues.......       44,409            36,291            2,674                        83,374                      83,374
                             -------           -------           ------          -------     --------      -------       --------
Gross profit...........       22,655             4,956            1,709               --       29,320           --         29,320
Operating expenses.....       18,830             2,196            1,156                9(a)    22,304                      22,304
                                                                                     113(c)
                             -------           -------           ------          -------     --------      -------       --------
Operating income.......        3,825             2,760              553             (122)       7,016           --          7,016
Interest expense.......          847                10              134              505(b)     1,496       (1,471)(f)         25
Other, net.............          (95)               31               --                           (64)          73(g)           9
                             -------           -------           ------          -------     --------      -------       --------
Income before income
  taxes................      $ 3,073           $ 2,719              419             (627)       5,584        1,398          6,982
Income taxes...........        1,115                --              (11)            (245)(d)    2,094          545(d)       2,639
                                                                                   1,235(e)
                             -------           -------           ------          -------     --------      -------       --------
Net income.............      $ 1,958           $ 2,719           $  430          $(1,617)    $  3,490      $   853       $  4,343
                             =======           =======           ======          =======     ========      =======       ========
Earnings per share:
  Basic................
  Diluted..............

------------------------------

(1) Represents the historical results of the Company and seven businesses acquired from May 1, 1997 through the earlier of the respective dates of acquisition or January 31, 1998.

(2) Represents the historical operating results of Condor for the nine months ended December 31, 1997.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENT OF INCOME

(a) Adjustments to depreciation and amortization relating to the change in basis of property and equipment of $168 and goodwill of $4,534 resulting from purchase accounting.

(b) Increase in interest expense related to borrowings of $13,117 used to complete the Condor Acquisition and the Other Acquisitions.

(c) Increase in salary expense of Condor president in connection with employment contract entered into simultaneous to the closing of the Condor Acquisition.

(d) Income tax expense on pro forma adjustments calculated using a combined federal and state statutory rate of 39%.

(e) Pro forma tax effect of the historical results for the Condor Acquisition and Other Acquisitions, based on a combined federal and state statutory tax rate of 39%.

(f) Reduction of interest expense resulting from repayment of all borrowings outstanding, except for amounts related to capital leases and vehicle loans, using the proceeds from sale of shares of Common Stock in the Offering.

(g) Reduction of interest income resulting from repayment of $1,386 principal amount of shareholder notes with the proceeds from the sale of shares of Common Stock in the Offering.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Company as of the dates and for the periods indicated. The statement of income and balance sheet data for each of the five years ended April 30, 1997 and the nine months ended January 31, 1998 are derived from the audited financial statements of the Company. The selected statement of income data for the nine months ended January 31, 1997 and the selected balance sheet data at January 31, 1997 are derived from unaudited financial information of the Company which, in the opinion of management, includes all adjustments necessary for a fair presentation of financial information. The results of operations for the nine months ended January 31, 1998 are not necessarily indicative of results of operations for the entire fiscal year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                            FISCAL YEARS ENDED APRIL 30,                JANUARY 31,
                                                   -----------------------------------------------   -----------------
                                                    1993      1994      1995      1996      1997      1997      1998
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues.......................................  $37,852   $49,285   $56,554   $63,278   $69,642   $51,354   $67,064
  Cost of revenues...............................   25,483    35,648    39,371    42,984    46,275    34,294    44,409
                                                   -------   -------   -------   -------   -------   -------   -------
  Gross profit...................................   12,369    13,637    17,183    20,294    23,367    17,060    22,655
  Operating expenses.............................   10,102    12,498    13,623    16,697    19,758    14,085    18,830
                                                   -------   -------   -------   -------   -------   -------   -------
  Operating income...............................    2,267     1,139     3,560     3,597     3,609     2,975     3,825
  Interest expense...............................      440       386       519       544       595       432       847
  Other net......................................      (10)       (1)      302        33       (73)      (57)      (95)
                                                   -------   -------   -------   -------   -------   -------   -------
  Income before income taxes.....................    1,837       754     2,739     3,020     3,087     2,600     3,073
  Income taxes...................................      328       320     1,726     1,173     1,185       998     1,115
                                                   -------   -------   -------   -------   -------   -------   -------
  Net income.....................................  $ 1,509   $   434   $ 1,013   $ 1,847   $ 1,902   $ 1,602   $ 1,958
                                                   =======   =======   =======   =======   =======   =======   =======
  Net income per share...........................  $         $         $         $         $         $         $
                                                   =======   =======   =======   =======   =======   =======   =======
  Pro forma net income(1)........................  $ 1,138   $   515   $ 1,679
                                                   =======   =======   =======
  Pro forma net income per share(1)..............  $         $         $
                                                   =======   =======   =======
OTHER DATA:
  Number of field offices at period end..........       12        16        20        22        25        25        34
  EBITDA(2)......................................    3,013     1,846     4,417     4,734     5,326     4,080     5,444
  Capital expenditures(3)........................    1,163     1,919     1,054     1,555     2,127     1,889       891
BALANCE SHEET DATA (AT PERIOD END):
  Working capital................................  $ 3,215   $ 2,088   $ 3,069   $ 4,326   $13,225   $13,622   $15,749
  Total assets...................................   15,326    18,840    19,726    20,047    26,445    28,329    41,219
  Total long-term debt, including current
    maturities...................................    6,229     7,801     7,042     5,888     9,687     9,311    19,395
  Shareholders' equity...........................    6,118     6,552     7,565     9,005    10,888    10,631    12,841

------------------------------

(1) For periods prior to January 1, 1995, Bear Communications was subject to taxation under Subchapter S of the Code for federal income tax purposes. Accordingly, no provision was made for federal income taxes as the liability for such taxes was the responsibility of the shareholders of Bear Communications. Pro forma net income and pro forma net income per share are determined after computing federal income taxes as if Bear Communications had been directly responsible for federal income taxes for the periods presented. See Notes 1(h) and 2 to the Company's Consolidated Financial Statements. Pro forma net income was greater than net income for the year ended April 30, 1994 as a result of a pro forma tax benefit of $86 related to losses incurred by Bear Communications.

(2) "EBITDA" is earnings before interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow or any other measure of financial performance in accordance with generally accepted accounting principles.

(3) Excludes payments for business acquisitions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following provides an analysis of the Company's financial condition and results of operations, and should be read in conjunction with "Selected Financial Data" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual performance or results could differ materially from those discussed herein. Factors that could contribute to such differences include those discussed below and in the section entitled "Risk Factors," as well as those discussed elsewhere in this Prospectus.

OVERVIEW

     The Company is principally engaged in the business of selling, renting and servicing site-based two-way communication equipment and accessories. In December 1995, the Company (then named Page-Com, Inc.) consummated the Merger with Bear Communications. Prior to the Merger, the Company believes that Bear Communications was the largest independent distributor of two-way radios in the United States through the field office channel and Page-Com was the largest independent distributor of two-way radios in the United States through the catalog marketing channel. As a result of the Merger, which was accounted for as a pooling of interests, the Company's Consolidated Financial Statements have been restated to include the accounts and operations of Page-Com and Bear Communications for all periods presented. From August 1996 through February 1998, the Company acquired the operations of 12 independent dealers of wireless communication products and a majority of the assets of Motorola's Radio Products Group rentals business. On March 31, 1998, the Company consummated the Condor Acquisition. All such acquisitions were accounted for as purchases for financial reporting purposes. Accordingly, the results of operations of such acquired businesses are included in the Company's results of operations from the dates of acquisition.

     The Company's acquisitions have enabled it to enter new domestic and international markets and increase penetration of existing markets, resulting in significant sales growth since commencing its acquisition program in August 1996. Acquisitions generally have been financed through the use of the Senior Bank Facility. During the initial integration phase following an acquisition, the Company typically has incurred integration-related operating expenses for training personnel, for the conversion of information systems and other transition-related costs. Depending on the size and location of an acquired business, integration costs have been incurred primarily during the first six months following an acquisition.

     The Company's revenues are derived from sales to end-users in a wide variety of industries, other wireless communication dealers and rental customers. For the fiscal years ended April 30, 1996 and 1997 and the nine months ended January 31, 1998, revenues derived from sales to other wholesale wireless communication dealers accounted for less than 10% of the Company's revenues. However, as a result of the Condor Acquisition, the Company expects that revenues from sales to other wholesale wireless communication dealers will account for a significantly higher percentage of the Company's revenues for periods subsequent to such acquisition. Additionally, for the last two fiscal years, no single customer accounted for more than 5% of the Company's revenues.

     From May 1, 1996 through January 31, 1998, 81% of the Company's revenues was derived from the sale of equipment, while 12% was attributable to rental revenues, 5% to repair revenues and 2% to other revenues. Other revenues includes revenues from sales of paging services and Nextel activation fees. Gross profit margins related to rental and repair revenues historically have been significantly higher than that of revenues derived from the sale of equipment and accessories.

RESULTS OF OPERATIONS

     The following table sets forth the statement of income data of the Company expressed in dollars and as a percentage of revenues for the periods indicated.

                                               YEAR ENDED APRIL 30,                     NINE MONTHS ENDED JANUARY 31,
                                ---------------------------------------------------   ---------------------------------
                                     1995              1996              1997              1997              1998
                                                                (DOLLARS IN THOUSANDS)
Revenues:
  Equipment...................  $48,686    86.1%  $54,131    85.5%  $57,864    83.1%  $42,621    83.0%  $52,672    78.5%
  Rental......................    5,743    10.2     6,375    10.1     8,511    12.2     6,433    12.5     8,400    12.5
  Repair......................    1,584     2.8     2,072     3.3     2,474     3.6     1,648     3.2     4,062     6.1
  Other.......................      541     0.9       700     1.1       793     1.1       652     1.3     1,930     2.9
                                -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
        Total revenues........   56,554   100.0    63,278   100.0    69,642   100.0    51,354   100.0    67,064   100.0
Cost of revenues..............   39,371    69.6    42,984    67.9    46,275    66.4    34,294    66.8    44,409    66.2
                                -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Gross profit..................   17,183    30.4    20,294    32.1    23,367    33.6    17,060    33.2    22,655    33.8
Operating expenses............   13,623    24.1    16,697    26.4    19,758    28.4    14,085    27.4    18,830    28.1
                                -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Operating income..............    3,560     6.3     3,597     5.7     3,609     5.2     2,975     5.8     3,825     5.7
Interest expense..............      519     0.9       544     0.8       595     0.9       432     0.8       847     1.3
Other, net....................      302     0.5        33     0.1       (73)   (0.1)      (57)   (0.1)      (95)   (0.2)
                                -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Income before income taxes....    2,739     4.9     3,020     4.8     3,087     4.4     2,600     5.1     3,073     4.6
Income taxes..................    1,726     3.1     1,173     1.9     1,185     1.7       998     2.0     1,115     1.7
                                -------   -----   -------   -----   -------   -----   -------   -----   -------   -----
Net income....................    1,013     1.8     1,847     2.9     1,902     2.7     1,602     3.1     1,958     2.9
                                =======   =====   =======   =====   =======   =====   =======   =====   =======   =====
Pro forma net income..........  $ 1,679     3.0%
                                =======   =====

  NINE MONTHS ENDED JANUARY 31, 1998 COMPARED TO NINE MONTHS ENDED JANUARY 31, 1997

     Revenues. Revenues increased $15.7 million, or 30.6%, to $67.1 million for the nine months ended January 31, 1999 compared to $51.4 million for the nine months ended January 31, 1997. Of the overall revenue increase, approximately $10.4 million was related to revenues included from ten businesses acquired subsequent to January 31, 1997. The remaining $5.3 million increase related to internal revenue growth from the Company's sales offices existing as of January 31, 1997 and catalog operations. Overall, revenues were not impacted by any significant price changes. Increases by revenue components were as follows: equipment revenues increased $10.1 million, or 23.6%; rental revenues increased $2.0 million, or 30.6%; repair revenues increased $2.4 million; and other revenues increased $1.3 million. Excluding approximately $800,000 of rental revenue generated from the 1996 Summer Olympic Games, rental revenues increased $2.8 million, or 49.1%, during the nine months ended January 31, 1998. This increase was primarily related to the Company's acquisition of a majority of the assets of Motorola's Radio Products Group rentals business in June 1997 as well as rental revenues attributable to other acquired businesses. Of the $2.4 million increase in repair revenues, approximately $1.4 million is attributable to acquired businesses with the remaining $1.0 million increase attributable to existing repair services. Additionally, the increase in other revenues is attributable to increased activation income earned from the sale of Nextel equipment.

     Gross profit. Gross profit increased $5.6 million, or 32.8%, to $22.7 million for the nine months ended January 31, 1998 compared to $17.1 million for the nine months ended January 31, 1997. Of the overall gross profit increase, $3.6 million was attributable to acquired businesses. Gross profit margin increased from 33.2% for the nine months ended January 31, 1997 to 33.8% for the nine months ended January 31, 1998, primarily as a result of a higher percentage of revenues being derived from repair and other revenues. The increase in gross profit margin was partially offset by a decrease in gross profit margins related to revenues derived from equipment sales, primarily due to the elimination during 1997 of a special rebate program from a manufacturer.

     Operating expenses. Operating expenses increased by $4.7 million, or 33.7%, to $18.8 million for the nine months ended January 31, 1998 compared to $14.1 million for the nine months ended January 31, 1997. As a percentage of revenues, operating expenses were 28.1% and 27.4% for the nine months ended January 31, 1998 and 1997, respectively. Of the increase in operating expenses, approximately $3.0 million was attributable to acquired businesses. Other increases related to administrative costs to facilitate the Company's growth, as well as printing and postage costs associated with an increase in the number of catalogs mailed during the nine months ended January 31, 1998 compared to the same period in 1997.

     Interest expense. For the nine months ended January 31, 1998, interest expense increased $415,000 to $847,000, from $432,000 for the nine months ended January 31, 1997. The increase was primarily attributable to increased borrowings to finance the Company's acquisition activity during the year. The increase was offset in part by lower interest rates as a result of the Company amending its revolving credit facility at November 1, 1996.

     Other, net. For the nine months ended January 31, 1998, other, net remained relatively constant compared to the nine months ended January 31, 1997.

     Income tax expense. The effective income tax rate for the nine months ended January 31, 1998 was 36.3%, compared to 38.4% for the nine months ended January 31, 1997. The Company's effective income tax rate differs from the statutory rate primarily as a result of provisions made for state income taxes.

  YEAR ENDED APRIL 30, 1997 COMPARED TO YEAR ENDED APRIL 30, 1996

     Revenues. Revenues increased $6.3 million, or 10.0%, to $69.6 million for the year ended April 30, 1997 compared to $63.3 million for the year ended April 30, 1996. Of the overall revenue increase, approximately $2.6 million was related to revenues included from three businesses acquired subsequent to April 30, 1996. The remaining $3.7 million increase related to internal revenue growth from the Company's existing sales offices and catalog operations. Overall, revenues were not impacted by any significant price changes. Increases by revenue components were as follows: equipment revenues increased $3.7 million, or 6.9%; rental revenues increased $2.1 million, or 33.5%; repair revenues increased $402,000, or 19.4%; and other revenues increased $93,000, or 13.3%. During September 1995, the Company discontinued selling to a customer that accounted for approximately $2.1 million of its equipment revenues for the year ended April 30, 1996. That customer was a chain of discount warehouse clubs that ceased selling two-way radios and instead allowed a third party to sell two-way radios in kiosks located in those warehouse clubs. Excluding this revenue, overall revenues and equipment revenues for the year ended April 30, 1997 would have increased 13.9% and 11.3%, respectively. Additionally, excluding approximately $0.8 million of rental revenues generated from the 1996 Summer Olympic Games, rental revenues increased $1.3 million, or 21.0%, during the year ended April 30, 1997 compared to the year ended April 30, 1996.

     Gross profit. Gross profit increased by $3.1 million, or 15.1%, to $23.4 million for the year ended April 30, 1997 compared to $20.3 million for the year ended April 30, 1996. Of the overall gross profit increase, $1.1 million was attributable to the three businesses acquired subsequent to April 30, 1996. Gross profit margin increased from 32.1% for the year ended April 30, 1996 to 33.6% for the year ended April 30, 1997, primarily as a result of the loss of sales to a significant customer, which sales resulted in below-average gross profit margins. Additionally, overall gross profit margins increased primarily as a result of a higher percentage of revenues being derived from rental and repair revenues, which have historically provided the Company significantly higher gross profit margins.

     Operating expenses. Operating expenses increased by $3.1 million, or 18.3%, to $19.8 million for the year ended April 30, 1997 compared to $16.7 million for the year ended April 30, 1996. As a percentage of revenues, operating expenses were 28.4% and 26.4% for the years ended April 30, 1997 and 1996, respectively. Of the increase in operating expenses, approximately $0.9 million was attributable to acquired businesses. Additionally, operating expenses increased as a result of increased administrative costs for a full year associated with the Merger in December 1995 and an increase in freight costs resulting from a change in the Company's freight program, which increase was not passed on to its customers.

     Interest expense. For the year ended April 30, 1997, interest expense increased $51,000 to $595,000 from $544,000 for the year ended April 30, 1996. The net increase was primarily attributable to increased borrowings to finance the Company's acquisitions during the year, which increase was partially offset by lower interest rates as a result of the Company amending its revolving credit facility on November 1, 1996.

     Other, net. Other income for the year ended April 30, 1997 was $73,000 compared to other expense of $33,000 for the year ended April 30, 1996. For the year ended April 30, 1997, other income was primarily related to interest income from notes receivable from an officer of the Company. For the year ended April 30, 1996, other expense is primary attributable to legal and professional fees that were incurred in connection with the Merger.

     Income tax expense. The effective income tax rate for the year ended April 30, 1997 was 38.4%, compared to 38.8% for the year ended April 30, 1996. The Company's effective income tax rate differs from the statutory rate primarily as a result of provisions made for state income taxes.

  YEAR ENDED APRIL 30, 1996 COMPARED TO YEAR ENDED APRIL 30, 1995

     Revenues. Revenues increased $6.7 million, or 11.9%, to $63.3 million for the year ended April 30, 1996 compared to $56.6 million for the year ended April 30, 1995. Of the overall revenue increase, approximately $1.9 million was related to revenues included from four new sales offices opened during the second half of fiscal 1995. The remaining $4.8 million increase related to internal revenue growth from the Company's existing sales offices and catalog operations. Overall, revenues were not impacted by any significant price changes. Increases by revenue components were as follows: equipment revenues increased $5.4 million, or 11.2%; rental revenues increased $632,000, or 11.0%; repair revenues increased $488,000, or 30.8%; and other revenues increased $159,000, or 29.4%. During September 1995, the Company discontinued selling to a customer that accounted for approximately $2.1 million and $4.6 million of revenues for the years ended April 30, 1996 and 1995, respectively. Excluding these revenues from both fiscal years, overall revenues and equipment revenues increased 17.7% and 18.0%, respectively, for fiscal 1996 compared to fiscal 1995.

     Gross profit. Gross profit increased $3.1 million, or 18.1%, to $20.3 million for the year ended April 30, 1996 compared to $17.2 million for the year ended April 30, 1995. Of the overall gross profit increase, $833,000 was attributable to four new sales offices opened during the second half of fiscal 1995. Gross profit margin increased from 30.4% for the year ended April 30, 1995 to 32.1% for the year ended April 30, 1996. The increase in gross profit margin was primarily due to the loss of sales to a significant customer in September 1995, which sales resulted in below average gross profit margins. Excluding sales to the customer discontinued in September 1995, gross profit margins related to overall revenues increased to 35.8% for the year ended April 30, 1996 compared to 34.6% for the year ended April 30, 1995. This increase was primarily attributable to the Company taking advantage of purchase incentives offered by a significant vendor. Gross profit margins were not affected by the Company's revenue blend because the percentage of revenues related to equipment, rental, repair labor and other remained relatively constant between fiscal years.

     Operating expenses. Operating expenses increased by $3.1 million, or 22.6%, to $16.7 million for the year ended April 30, 1996 compared to $13.6 million for the year ended April 30, 1995. As a percentage of revenues, operating expenses were 26.4% and 24.1% for the years ended April 30, 1996 and 1995, respectively. The increase in operating expenses as a percentage of revenue was affected by approximately $571,000 of expenses incurred at sales offices opened during fiscal 1996. Additionally, operating expenses increased as a result of increased administrative costs associated with the Merger in December 1995 and changes made to the Company's commission program for its field sales representatives, which changes had the effect of increasing commission expense during fiscal 1996, both in dollars and as a percentage of revenues.

     Interest expense. For the year ended April 30, 1996, interest expense remained relatively constant and increased $25,000 to $544,000.

     Other, net. Other expense for the year ended April 30, 1996 was $33,000 compared to $302,000 for the year ended April 30, 1995. Other expense for the year ended April 30, 1995 included a loss of approximately $180,000 related to the sale of the Company's former corporate office in Dallas, Texas.

     Income tax expense. The effective income tax rate for the year ended April 30, 1996 was 38.8%, compared to 63.0% for the year ended April 30, 1995. For periods prior to January 1, 1995, Bear Communications was subject to taxation under Subchapter S of the Code. Effective January 1, 1995, Bear Communications elected to terminate its "S" corporation status and also changed its method of accounting for income tax purposes from the cash basis to the accrual basis. The change in tax status resulted in a charge to income tax expense of $693,000 for the year ended April 30, 1995. On a pro forma basis, the effective income tax rate for the year ended April 30, 1995 was 38.7%. The Company's effective income tax rate differs from the statutory rate primarily as a result of provisions made for state income taxes.

  QUARTERLY RESULTS OF OPERATIONS

     The following table presents selected unaudited quarterly results of operations for the periods indicated. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments that management considers necessary for fair presentation of the information for the periods presented. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                                     QUARTERS ENDED
                                                   ---------------------------------------------------
                                                   JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,
                                                     1995         1995           1996          1996
                                                                 (DOLLARS IN THOUSANDS)
Revenues.........................................  $17,216       $17,137        $13,381       $15,544
Gross profit.....................................    5,264         5,280          4,429         5,321
Operating income.................................    1,370           833            111         1,283
Net income.......................................      742           480             10           615

                                                                     QUARTERS ENDED
                                                   ---------------------------------------------------
                                                   JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,
                                                     1996         1996           1997          1997
                                                                 (DOLLARS IN THOUSANDS)
Revenues.........................................  $15,679       $19,063        $16,612       $18,288
Gross profit.....................................    5,080         6,513          5,467         6,307
Operating income.................................      855         1,689            431           634
Net income.......................................      461           963            177           301

                                                               QUARTERS ENDED
                                                   --------------------------------------
                                                   JULY 31,    OCTOBER 31,    JANUARY 31,
                                                     1997         1997           1998
                                                           (DOLLARS IN THOUSANDS)
Revenues.........................................  $20,557       $24,816        $21,691
Gross profit.....................................    7,108         8,414          7,133
Operating income.................................    1,106         2,009            710
Net income.......................................      583         1,115            260

     The Company's business is subject to seasonal influences and accordingly, its revenues and operating results are typically lower during the fiscal quarter ending January 31 due to lower levels of business activity during the winter months. The Company's revenues and operating results may be subject to further fluctuation in future periods. Significant quarterly fluctuations in the Company's revenue and operating results may be caused by, among other factors, the timing of significant rental activity, seasonality in the ordering patterns of users of the Company's products, the timing of new enhancements or product offerings made available by suppliers, economic conditions in the geographical areas in which the Company operates and acquisitions and related assimilation costs. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

CONDOR COMMUNICATIONS, INC.

     On March 31, 1998, the Company acquired substantially all of the assets of Condor Communications, Inc., a leading exporter of two-way communication equipment and communication systems to dealers primarily in Latin America and Eastern Europe. The acquisition was accounted for using the purchase method of accounting. Condor is based in Miami, Florida and has distribution offices in Caracas, Venezuela and Prague, Czech Republic.

     Condor reported revenues of $51.4 million during the twelve months ended December 31, 1997, an increase of 10.5% from revenues of $46.5 million in 1996. This increase was due to increased shipments of two-way equipment to dealers. Condor's gross profit decreased to $6.1 million in 1997 from $8.1 million in 1996. Condor's gross margin decreased to 11.9% in 1997 from 17.6% in 1996. Condor's decreased gross profit and gross margin in 1997 was primarily due to decreased sales of MPT-1327 systems, which have higher gross margins than Condor's other products, and a reduction of sales in Eastern Europe, which historically have resulted in higher gross margins than sales in other regions. Condor's selling, general and administrative expenses decreased to $2.8 million in 1997 from $3.9 million in 1996, primarily due to a reduction in bad debt expense for 1997 compared to 1996. As a percentage of revenue, Condor's selling, general and administrative expenses decreased to 5.5% in 1997 from 8.4% in 1996. Condor's operating income decreased to $3.3 million, or 6.4% of revenue in 1997 from $4.3 million or 9.1% of revenue in 1996.

     The Company's historical financial information included in this Prospectus does not include the operations of Condor in any periods presented. As a result of the Condor Acquisition, the Company expects that its consolidated gross profit margin will decline in future periods due to the inclusion of Condor's export operations, which have had significantly lower gross profit margins than the Company's domestic operations. However, because Condor's operating expenses as a percentage of revenues historically have been lower than that of BearCom, Condor historically has experienced higher operating income margins than BearCom. Condor's business is subject to seasonal influences and, accordingly, its quarterly revenues and operating results may be materially affected by the timing of large system sales, seasonal buying patterns of dealers, the timing of new enhancements or product offerings made available by suppliers and economic conditions in the geographical areas in which it operates.

LIQUIDITY AND CAPITAL RESOURCES

     The Company historically has generated positive cash flows from operations. In fiscal years 1995 and 1996, the Company generated $2.1 million and $3.1 million of cash flows from operations, respectively. During fiscal 1997 and the nine months ended January 31, 1998, the Company used approximately $152,000 and $58,000, respectively of cash in its operating activities. Additionally, capital expenditures for property and equipment totaled approximately $1.1 million, $1.6 million, $2.1 million and $0.9 million for the years ended April 30, 1995, 1996 and 1997 and the nine months ended January 31, 1998, respectively. Significant capital expenditures in each period were made primarily to purchase equipment to update the Company's rental radio fleet. Since August 1996, the Company has acquired the operations of 12 independent dealers of wireless communication products, and a majority of the assets of Motorola's Radio Products Group rentals business and Condor for aggregate consideration of $17.2 million in cash, notes payable in the amount of $300,000 and amounts to be paid pursuant to certain earn-out arrangements. As part of the Condor Acquisition, the Company entered into an earn-out arrangement pursuant to which the Company is obligated to pay Condor Communications, for each of the first two twelve-month periods following the consummation of the Condor Acquisition, an amount equal to fifty percent of the first $3.0 million of EBITDA attributable to Condor Business Unit Operations (as defined in the agreement governing the Condor Acquisition), provided that EBITDA for such twelve-month period shall be $2.0 million or greater, and twenty-five percent of EBITDA in excess of $3.0 million.

     In addition to cash flows from operations, the Company's principal source of liquidity is borrowings under the Senior Bank Facility. The Senior Bank Facility is comprised of (i) a $25 million revolving line of credit maturing November 5, 1999 that may be used for working capital, general corporate purposes and strategic acquisitions and (ii) a $5 million term loan requiring monthly payments of $104,167 plus accrued interest through November 5, 2001. At the Company's option (subject to certain terms and conditions), borrowings under the Senior Bank Facility bear interest at either an adjusted LIBOR rate plus a margin (1.25% in the case of the revolving line of credit and 1.35% in the case of the term loan) or at the lender's prime commercial rate. Borrowings under the Senior Bank Facility are secured by substantially all of the assets of the Company. Additionally, the Company is entitled to prepay amounts from time to time, in whole or part, without notice or penalty.

     The maximum amount of borrowings under the revolving line of credit is the lesser of $25 million or a multiple of "free cash flow" of the Company, as defined under the Senior Bank Facility. As of March 31, 1998, the Company had approximately $19.0 million of borrowings outstanding under the revolving line of credit and approximately $6.0 million available for further advances thereunder. The Senior Bank Facility requires, among other things, that the Company maintain certain amounts of tangible working capital, not less than $1,000 of quarterly net income and certain ratios with regard to debt and tangible net worth.

     As of January 31, 1998, the Company had working capital of approximately $15.7 million and a current ratio of 2.5:1, compared to working capital of approximately $13.2 million and a current ratio of 3.3:1 as of April 30, 1997. The Company's trade accounts receivable balances at April 30, 1996 and 1997 and January 31, 1998 were $6.7 million, $8.8 million and $13.8 million, respectively. The increase in accounts receivable is primarily related to the Company's increase in revenues resulting from acquisitions and internal growth. The average days sales outstanding for accounts receivable was approximately 42 days at April 30, 1997 and approximately 47 days at January 31, 1998.

     The Company is offered discounts from several of its principal suppliers for certain inventory purchases, with discounts ranging from 2% to 4% if the Company pays within fifteen days. The Company historically has taken advantage of these discounts. For the years ended April 30, 1996 and 1997 and the nine months ended January 31, 1998, discounts totaling $0.9 million, $1.7 million and $0.9 million, respectively, were taken by the Company. Additionally, the Company's principal supplier offers a cooperative advertising program pursuant to which the Company is permitted to claim reimbursements for certain expenses of up to 3% of certain inventory purchased. Reimbursements are contingent upon the Company supporting specific advertising expenses incurred in accordance with policies and procedures established by the supplier. For the years ended April 30, 1996 and 1997 and the nine months ended January 31, 1998, the Company offset operating expenses by $447,000, $608,000 and $440,000, respectively, relating to this reimbursement program. Although there can be no assurance that such programs will be continued, they have been common in the Company's industry for many years and have routinely been offered by several of its principal suppliers. If, however, these programs were changed or terminated, the Company's liquidity requirements could increase materially and results of operations could be adversely affected.

     The Company believes its cash flow from operations, the net proceeds of the offering made hereby and utilization of available amounts under the Senior Bank Facility will be adequate to provide for its working capital needs, future expansion, including opening new sales offices or acquiring additional wireless communication businesses, and planned capital expenditures in the next fiscal year.

YEAR 2000 COMPLIANT INFORMATION SYSTEMS

     The Company uses software and related technologies throughout its business that will be affected by the Year 2000 problem, which is common to most businesses, and concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information as the year 2000 approaches. The Company is in the process of modifying the software in its management information system so that all of such software will be Year 2000 compliant. The Company believes that it will be able to modify all such software in time to minimize any detrimental effects on operations. There can be no assurance that the Company will timely complete such modifications. While it is not possible, at this time, to give an accurate estimate of the cost of this work, the Company expects that such costs will not be material to the Company's results of operations. Failure of the Company, its vendors or its customers to have in place Year 2000 compliant systems could have a material adverse effect on the Company.

AUTHORITATIVE PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and No. 131 "Disclosures about Segments of an Enterprise and Related Information," which are required to be adopted in fiscal 1999. Statement 130 will require the Company to report comprehensive income and its components with the same prominence as other financial statements. Statement 131 is not expected to significantly change the Company's current disclosures.

                                    BUSINESS

GENERAL

     The Company is the largest independent distributor of two-way radios in the world with leading positions in the field sales, catalog sales, export sales and rental segments of the market. The Company sells, services and rents a broad line of two-way radios manufactured by industry leaders including Motorola, Maxon, Icom and Tekk, which are used to communicate within a limited geographic area without incurring airtime or subscriber charges. In the United States, the Company's diverse customer base consists primarily of businesses and organizations across a wide variety of industries, whereas internationally the Company's customers generally are dealers which, in turn, sell to similar end users. In addition to its two-way radio product line, the Company sells complementary wireless communication and related products and services, including Orbacom console systems, Motorola messaging systems, Nextel handsets and services and PageMart pagers and services.

     Through BearCom, the Company markets its products and services through 34 field offices in the United States and two in Australia and through its catalog operations throughout the United States. In addition, through Condor, the Company exports its products and services through its distribution offices in Miami, Florida, Caracas, Venezuela and Prague, Czech Republic. The Company believes that it is the only significant distributor of two-way radios leveraging the strengths of these multiple channels of distribution. Through its field offices, BearCom provides technical assistance for customers requiring on-site evaluation of their communications needs. For customers not requiring this consultative approach (usually when system needs are relatively uncomplicated or purchases are add-on or replacement units to an existing system), the catalog marketing channel provides an efficient and convenient method of purchasing products. During fiscal 1997, BearCom mailed more than 4.4 million catalogs and marketing pieces and processed in excess of 150,000 customer orders. Most orders are processed and shipped on the same day they are received. The Company uses sophisticated information systems and proprietary software to monitor and refine its customer database, catalog mailings and inventory levels. In addition, the Company has a fleet of over 15,000 two-way radios for rent, which are used in connection with sporting events, conventions, disaster recovery projects, motion picture productions and other events. The Company believes that it is the largest renter of two-way radios in the United States.

     From fiscal 1993 to fiscal 1997, the Company's revenues grew, primarily as a result of internal growth and the opening of nine new sales offices, from $37.9 million to $69.6 million, representing a compound annual growth rate of approximately 16%. Since August 1996, the Company has accelerated its growth through the acquisition of the operations of 12 independent dealers, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. As a result, revenues for the nine months ended January 31, 1998 were $67.1 million, a 31% increase from revenues generated during the equivalent period of the prior fiscal year. On a pro forma basis, giving effect to the Condor Acquisition and the Other Acquisitions, the Company's revenues were $131.4 million and $112.7 million during fiscal 1997 and the nine months ended January 31, 1998, respectively. The Company intends to make additional acquisitions to establish a presence in new geographic areas and to enhance its presence in existing markets. In pursuing such acquisitions, the Company typically seeks to gain access to the acquired dealer's skills, experience and customer relationships, while consolidating its fulfillment operations into existing facilities.

     The Company's objective is to expand its position as the largest independent distributor of two-way radios and related products in the world and be the leading independent distributor in each market in which it serves. The Company's strategy is to further develop its network of field offices by opening and acquiring local operations, expand and enhance its catalog and export operations, leverage its complementary distribution channels by expanding its product and service offerings, and support such operations with rapid order fulfillment and superior customer service and technical support. The Company seeks to capitalize on its experience and reputation derived from more than 15 years of selling and marketing two-way radio products in executing its strategy and addressing its market opportunity.

INDUSTRY OVERVIEW

     The Company's principal focus is selling, servicing and renting site-based wireless communication products. While the Company is not aware of any definitive industry data, the Company believes that the market for the sale, rental and service of two-way radios and related products is in excess of $5 billion per year in the United States and an additional $5 billion per year outside the United States. Site-based wireless communication products allow teams of workers to have immediate voice communication over distances generally ranging from a few hundred feet to up to three to five miles. The Company believes that such communication can substantially enhance business productivity. Unlike most other forms of wireless communication products, site-based two-way radios require no air-time or subscriber charges and are utilized almost exclusively in business applications. Individual radios generally range in price from $200 to $1,000 based upon the size and features of the unit. Depending on the application, users typically require from as a few as two radios to as many as several hundred. Applications for site-based two way radios span many industries. Common examples include:

     The plant manager of a manufacturing facility coordinates the activities of 15 maintenance and repair employees across several buildings in a 150,000 square foot industrial complex.

     The three-person staff of a law firm's MIS department communicates with one another across multiple floors of an office building to respond rapidly to service requests.

     The coordinators of a major sporting event require five independent systems (security, parking, parade, concession and press personnel) each requiring more than 100 radios communicating across a three-mile radius. The coordinators rent the equipment for the two-day event.

     The golf course superintendent of a top-of-the-line golf course and country club coordinates the activities of each of his greenskeepers. In addition, the pro shop coordinates its course marshals, each of whom carry a two-way radio.

     An airline's station chief manages ground operations personnel as well as customer service representatives throughout its terminal with two-way radios.

     The manager of a petrochemical complex manages engineering, maintenance and security personnel throughout the 100-acre facility.

     Growth in this segment of the wireless communications market has been driven by several factors. The Company believes that the rapid emergence of wireless communications technologies, including cellular and paging, has increased the market acceptance and awareness of the benefits of two-way radios. This, in turn, has resulted in the development of many new applications for these products. In addition, as manufacturers of two-way radios have introduced lower-priced two-way radio units with additional features and have significantly expanded the marketing and distribution of these products, they have expanded their appeal to a larger base of potential users who desire to communicate within a limited geographic area without incurring airtime or subscriber charges. Finally, as the result of abuse in their day-to-day usage, two-way radios have a significant replacement demand. As the number of site-based radios has increased, replacement demand has increased accordingly.

     The manufacturing of two-way radios is dominated by a small number of companies including Motorola, Kenwood, Icom, Yaesu, Maxon, EF Johnson and Standard each of which has developed a network of authorized dealers to augment their internal direct sales forces. Over the past ten years, manufacturers have strategically reduced the size of their direct sales forces, increasingly relying on independent authorized dealers. The Company believes that an increasing percentage of two-way radio products will continue to be sold through independent dealers as manufacturers continue to outsource distribution and other non-core functions. The Company believes that its worldwide distribution capability enhances its relationships with suppliers which seek to support fewer, but larger, dealer organizations and allows it to more effectively compete for certain customers that have multiple locations around the country.

     The Company believes that Motorola has manufactured a majority of the two-way radios currently in use in the world. For many years Motorola sold virtually all its two-way products through a direct sales force and a small number of full-line dealers. In calendar 1987, Motorola introduced its Radius line of products to expand its share of the growing market for lower priced two-way radio products. To market, sell and service these products, Motorola developed an indirect distribution channel made up of hundreds of local dealers across the United States, as well as export dealers that serve the rest of the world. As the quality and size of the indirect distribution channel expanded, Motorola substantially reduced the size of its direct sales force. Motorola continues to have a sizable direct sales force which generally focuses on large scale projects requiring a high level of engineering and significant investment in equipment and infrastructure. Management estimates that approximately half of Motorola's sales of site-based radios and equipment are made through its direct sales force with the remainder being sold through dealers. The Company is the largest independent distributor of Motorola two-way radios and believes that Motorola's utilization of dealers will increase. In addition, the Company believes that the growth in the number of Motorola's full-line dealers has slowed significantly in recent years as Motorola has begun to limit the availability of new dealer agreements in markets with an established group of dealers.

     While manufacturing is highly concentrated, the distribution of two-way radio products is highly fragmented. Dealers sell two-way radios to business users principally through field offices and to a lesser extent through catalog marketing. In any given metropolitan area there are generally several authorized dealers serving local customers. A typical dealer has one or a few locations covering a local or regional area and has revenues of under $5 million. In addition, a small number of mail order companies market two-way radio products. Like local dealers, these companies tend to be relatively small, with revenues of less than $5 million. The Company's strategy is to capitalize on the combination of its leadership position in both the field office and catalog marketing channels and the highly fragmented nature of the two-way radio distribution business by acquiring local dealerships and otherwise increasing its market share in the two-way radio market. To the Company's knowledge, no other distributor of two-way radios has a significant presence in each of the Company's distribution channels.

     Other segments of the wireless communications industry include specialized mobile radio, enhanced specialized mobile radio, satellite-based wireless communications, paging, cellular telephone, PCS and wireless data products. The Company believes that these segments of the wireless communication industry will experience significant growth in the future. While the principal focus of the Company historically has been on the sale and rental of two-way radios, the Company's strategy is to increase its market share in these segments as and if its channels of distribution allow it to efficiently distribute these products to customers. In addition, the Company intends to capitalize on its position as a leading distributor of products manufactured by Nextel Communications, Inc. ("Nextel"). See "-- Products and Services."

BUSINESS STRENGTHS

     The Company believes that the following factors have been of principal importance in the success that it has achieved to date:

  MARKET LEADERSHIP IN MULTIPLE DISTRIBUTION CHANNELS

          Wireless International is the largest independent distributor of two-way radios in the world, with leading positions in each of the field office, catalog marketing and export channels. The Company believes that it is the only significant distributor of two-way radios leveraging the strengths of these multiple channels of distribution. The Company believes that the combined strength of these channels provides it with broader access to its market than most of its competitors.

          Field Offices. The Company believes that field offices are essential to developing and maintaining customer relationships in local markets. The Company currently operates 34 field offices in the United States and two in Australia. These field offices employ approximately 170 sales and rental representatives who establish local customer relationships by providing on-site evaluation and technical assistance in selecting appropriate equipment for specific applications. Field sales representatives target local opportu-nities to both sell or rent the Company's products. The Company provides most administrative, order fulfillment and repair functions on a centralized basis to enhance the productivity of its field sales representatives by providing them with more time to focus on revenue generating activities.

          Catalog Operations. The Company markets directly to its existing and prospective domestic customers through frequent targeted mailings of product catalogs, brochures and other direct marketing pieces. In its 1997 fiscal year, the Company mailed over 4.4 million direct marketing pieces. BearCom uses proprietary information systems to analyze the results of each mailing and to refine and segment its customer database and mailing lists. In addition, the Company has developed internal catalog production and mailing capabilities that facilitate flexible production runs and rapid cycle times. These capabilities enable the Company to target future mailings in a manner designed to enhance profitability and customer response.

          Export Operations. The Company markets internationally through Condor from its Miami, Florida office, as well as offices in Caracas, Venezuela and Prague, Czech Republic. Condor's customer base consists of dealers in over 75 countries, concentrated in Latin America, Eastern Europe, Africa and the Middle East. Since its founding in 1980, Condor has become the largest exporter of two-way radios from the United States.

  RENTAL MARKET EXPERTISE

          In the United States, the Company also rents two-way radios for use at sporting events, fairs, parades, conventions and other events, as well as in disaster recovery projects, motion picture productions and other projects. With a fleet of over 15,000 two-way radios for rent, BearCom believes it is the largest renter of two-way radios in the United States. In June 1997, the Company acquired a majority of the assets of Motorola's Radio Products Group rentals business, including certain inventory, its customer list and its toll-free telephone number. The Company generally achieves higher profit margins from rental units than from sales of comparable two-way radios. In addition, the Company believes that the rental market stimulates follow-on purchases of equipment as rental customers discover the value to their business of the various uses of these products. See "-- Customers."

  BREADTH OF PRODUCTS AND CUSTOMER SERVICES

          The Company attempts to satisfy its customers' two-way radio needs by offering products with a wide range of features from multiple manufacturers and a fall range of technical support and repair capabilities. In its 1997 fiscal year, the Company sold over 100 different models of two-way radios that were manufactured by more than ten different companies. These products span a wide array of functionality and price points. Unlike many of its smaller competitors, the Company maintains a substantial inventory of products to allow prompt order fulfillment in most cases. Prior to shipment to end users, the Company typically programs and adjusts frequencies in order to provide compatibility among the components of the customer's two-way system. The Company's service technicians test units prior to shipment and thus are able to discover and reduce product malfunctions before shipment. Nevertheless, most orders are processed and shipped on the same day they are received. The Company's service technicians also provide repair services for virtually all of the products the Company sells and in most cases perform repairs in less than 48 hours of receipt of the equipment. The Company's rapid order fulfillment and repair service capability differentiates it from many of its competitors. See "-- Products and Services."

  ECONOMIES OF SCALE, OPERATIONAL EFFICIENCIES

          As the largest independent distributor of two-way radio products, the Company believes that it enjoys numerous advantages over its smaller competitors. The Company performs most of its administrative and distribution activities for its domestic activities at its headquarters facility in Dallas and, for its export activities, in Miami. These activities include purchasing, credit and collections, catalog production, order entry and fulfillment, and management information systems development and operations. The

     Company spreads these costs over a greater volume of business than its smaller local and regional competitors and believes that in many cases it provides its customers with more consistent and higher levels of service. Finally, the Company believes that its global distribution capability enhances its relationships with suppliers which seek to support fewer, but larger, dealer organizations and allows it to more effectively compete for certain customers that have multiple locations.

GROWTH STRATEGY

     The Company's objective is to increase its market share in both the field sales, catalog marketing and exporting of two-way radios and related products and be the leading independent distributor in each market it serves. The Company's strategy is to further develop its global network of field offices by opening and acquiring field offices in new markets, expand and enhance its catalog operations, leverage these complementary distribution channels by broadening its product and service offerings, and support its operations by providing consistent administrative, distribution, customer service and technical support functions on a centralized basis. The key elements of its strategy are as follows:

  ACQUIRE AND OPEN OFFICES IN NEW MARKETS

          The Company seeks to continue to develop a global network of field offices to provide the local service that is essential to developing and maintaining customer relationships. Currently, the Company has 34 field offices, 29 of which are located in the 50 largest metropolitan statistical areas in the United States. The Company intends to pursue opportunities to add field offices in additional top 100 metropolitan statistical areas in the United States. In addition, the Company currently has two field offices in Australia and one each in Venezuela and Czech Republic, and may selectively pursue expansion into other international markets. The Company plans to enter new markets primarily by acquiring existing operations of local and regional dealers, but also by opening new field offices. From fiscal 1993 to fiscal 1997, the Company grew primarily as a result of internal growth and the opening of nine new sales offices. Since August 1996, the Company has accelerated its growth through the acquisition of the operations of 12 independent dealers, a majority of the assets of Motorola's Radio Products Group rentals business and substantially all of the assets of Condor. The Company believes that industry fundamentals and outsourcing trends by manufacturers will lead to a consolidation of independent dealers, and that its position as the largest independent dealer will allow it to continue to acquire local authorized dealers and expand its national presence. In pursuing acquisitions, the Company typically seeks to gain immediate access to the acquired dealer's customer base, while consolidating its order fulfillment operations into existing facilities.

  EXPAND AND ENHANCE CATALOG OPERATIONS

          Management believes that its catalog operations represent an efficient and complementary distribution channel to its growing network of field offices. During fiscal 1997, BearCom mailed over 4.4 million catalogs and marketing pieces and processed over 300,000 inbound calls. BearCom uses proprietary software to analyze the results of each mailing and enhance customer response. In addition, BearCom has developed internal catalog production and mailing capabilities that facilitate flexible production runs and rapid cycle times. BearCom has made significant investments to establish its leading position in the catalog marketing of two-way radios and believes that its existing catalog operations can support higher sales volumes without incurring significantly higher fixed costs.

  EXPAND PRODUCT AND SERVICE OFFERINGS

          The Company strives to expand its product offering to include complementary products and services that meet the needs of its customers. In addition to its broad offering of two-way radios, the Company currently sells closed circuit television systems ("CCTV"), aviation transceivers, Orbacom console systems, and products and services based on other wireless technologies, such as Nextel handsets and services, PageMart pagers and services, and Motorola messaging systems. The Company began selling Nextel equipment and service in fiscal 1998 and believes it has become a leading independent activator of this service. In January 1998, the Company entered into a three year agreement with Iridium U.S., L.P. ("Iridium") to nationally market its satellite-based communications products and services in selected sales channels beginning in fiscal 1999. The Company intends to continue to broaden its product offering and may also explore acquiring companies with complementary product lines that the Company believes could be efficiently distributed to its customers.

  EXPAND RENTAL AND REPAIR ACTIVITIES

          The Company believes that its ability to offer responsive two-way radio rental and repair services enhances its customer relationships. The Company currently maintains a rental fleet of over 15,000 two-way radios and staffs each office with employees dedicated to local rental opportunities. In addition, the Company repairs two-way radios from all of its significant suppliers. Most repair services are performed in the Company's Dallas and Houston facilities and are typically completed within 48 hours of receipt. Revenues from rental and repair activities have increased as a percentage of total revenues from approximately 13.0% in fiscal 1995 to 18.6% for the nine months ended January 31, 1998. The Company generally achieves higher profit margins from these activities than from the sale of its products. To date, most rentals have been to customers in the United States. The Company intends to expand its rental and repair activities in international markets.

  INCREASE PENETRATION IN EXISTING MARKETS

          The Company believes that there are significant opportunities to further penetrate existing markets. By centralizing administrative, fulfillment and other support functions and by encouraging customers to order replacement parts and other routine items directly through the Company's toll-free number, management seeks to enhance the productivity of its field sales force by providing them with time to focus on more significant revenue-generating activities. In addition, the Company uses its catalog database to identify quality sales leads that could benefit from higher-end or more sophisticated systems. Finally, as certain of its existing markets mature, the Company intends to add sales representatives and/or acquire other dealers in existing markets to gain new customers and better service existing accounts.

PRODUCTS AND SERVICES

     The Company believes that its ability to offer a broad line of products and services is instrumental to its success. The Company seeks to offer products with a wide range of features and price points from multiple manufacturers, along with a full range of technical support and repair services. In its 1997 fiscal year, the Company sold over 100 different models of two-way radios that were manufactured by more than ten different companies. The Company also sells other wireless communication products, including two-way radio accessories, pagers and accessories, cellular phone accessories and aviation transceivers, as well as related products like CCTV and Orbacom console systems. In fiscal 1997, equipment sales accounted for 83% of the Company's revenues.

     On September 1, 1997, the Company began marketing wireless equipment and services of Nextel, and believes that it has become one of the largest independent activators of such services. Under its marketing agreement, the Company sells Nextel handsets at the Company's cost and receives an activation fee for each handset sold, as well as a percentage of the monthly service charge per handset for a defined period. The terms and fees of the agreement can be altered without the consent of the Company.

     On January 26, 1998, the Company entered into an agreement with Iridium to become a dealer of Iridium handsets and service within the land mobile radio market in the United States. Iridium has publicly announced September 1998 as its anticipated date for commencing service. However, there can be no assurance as to the eventual timing and impact of this agreement on the Company's operating results.

     Set forth below is a description of and certain information related to the more significant products and services distributed by the Company.

                  SELECTED
   PRODUCT      MANUFACTURERS                            DESCRIPTION
PORTABLE RADIO  Motorola         Small, light-weight, battery-operated radio that allows
                Maxon            users to communicate between selected groups and individuals
                Icom             over ranges of up to five miles; coverage can be expanded to
                Tekk             much broader areas when used with additional transmitting
                                 equipment.
MOBILE RADIO    Motorola         Vehicle-mounted radio under dash or in vehicle's trunk;
                Maxon            utilized primarily by users who spend time primarily in
                Icom             vehicles or who have greater power requirements; frequently used by transportation fleets, police and fire authorities and waste-disposal companies.
BASE STATION    Motorola         Radio installed in a fixed location within an office;
                Maxon            external antenna provides greater transmission coverage,
                Icom             designed to communicate to portable and mobile radios;
                                 handsfree headsets, microphones and noise reduction
                                 equipment are interfaced with base stations to accommodate office environments.
CONSOLES        Orbacom          Console enclosed in customized furniture to create a fully
                Motorola         integrated communications center; electronics permit users
                Zetron           to communicate with telephones, radios, CCTV and cellular
                                 equipment, both separately and simultaneously; installed
                                 into operation centers that have substantial quantities of radio, telephone and other forms of communication equipment to allow increased efficiencies in multi-task operations.
SPECIALIZED     Nextel           Handheld radio that fully integrates wide-area two-way radio
MOBILE RADIO                     communications, cellular phone and paging; monthly charges for cellular and radio uses are additional.

     BearCom rents two-way radios and other wireless communication products, primarily through its field offices. In fiscal 1997, rentals accounted for approximately 12% of the Company's revenues. The Company maintains a fleet of over 15,000 rental units, which are used in connection with sporting events, conventions, disaster recovery projects, motion picture productions and other events where wireless communication equipment is needed for a period of time that would not justify the cost of purchasing such products. The rental market for wireless communication products is seasonal, with rental demand being greatest during the summer months, or at other peak times of the year in warm weather climates. The Company believes that the rental market stimulates sales of these products as rental customers discover the value to their businesses of the various uses of these products.

     The Company repairs two-way radios of leading manufacturers. In fiscal 1997, repair revenue accounted for approximately 4% of the Company's revenues. In October 1997, the Company acquired a dealer in Houston, Texas which is an authorized service provider of Motorola two-way radios, including warranty and non-warranty repair services. In the case of units under warranty, the Company collects predetermined repair fees directly from the manufacturer. For non-warranty repairs, the Company bills the customer for repair charges. Such repair charges are billed on a time and materials basis or, in certain instances, on a flat rate schedule agreed to in advance. The Company typically completes and ships repaired units within 48 hours of their receipt. The Company's primary service and repair operations are located at its facilities in Dallas and Houston, with limited repairs being performed at 14 of the Company's field offices. The Company's technicians repair products sold both by the Company and by others. The Company believes that its ability to repair products is important to its customers.

PURCHASING

     The Company purchases its products directly from manufacturers of wireless communication products. Brand names sold by the Company include, among others, Motorola, Maxon, Icom, Tekk and Orbacom.

Equipment revenues generated by the sale of products purchased from the Company's two largest vendors, Motorola and Maxon, constituted approximately 73% and 12%, respectively, of the Company's revenues during fiscal 1997, and 67% and 8%, respectively, of the Company's equipment revenues during the nine-month period ended January 31, 1998. As is customary in the industry, the Company does not have long-term contracts with any of its vendors, including Motorola and Maxon. Although the Company and its suppliers enter into written vendor agreements to effect purchases, such agreements generally can be canceled by either party at will. Termination of the Company's relationship with Motorola or any other significant manufacturers would have a material adverse effect on the Company. See "Risk Factors -- Dependence on Vendors."

CUSTOMERS

     BearCom's customers range from small businesses to large organizations and governmental agencies, while Condor's customers generally are dealers, which in turn sell to similar end users. In fiscal 1997, BearCom sold products to approximately 80% of the Fortune 100 companies and Condor sold products to dealers in approximately 75 countries. In fiscal 1997, over 80% of the Company's revenues were from repeat customers. No customer of the Company accounted for more than 2% of the Company's revenues in fiscal 1997. Set forth below are selected customers that have purchased or rented products from the Company since the beginning of fiscal 1997.

MANUFACTURING                   RETAILERS                       SCHOOLS AND UNIVERSITIES
                                                                University of California,
Nike Inc.                       The Gap                         Irvine
Unocal Corp.                    J. C. Penney                    Chicago Public Schools
Microsoft                       Nordstrom                       University of Washington
Abbot Laboratories              Target Stores                   San Diego Unified School
                                                                District

HOTELS                          SPORTING EVENTS*                FOOD & BEVERAGES
Sheraton                        1998 Superbowl                  Kraft Foods
Marriott                        ESPN X Games                    Coca-Cola
Motel 6                         1996 Olympic Games              Kellogg USA
Doubletree                      Los Angeles Marathon            Tyson Foods

HEALTHCARE                      SHOPPING CENTERS/MALLS          GOVERNMENT
Medical City Dallas             Mall of America                 United States Navy
Kaiser Permanente               South Coast Plaza               U.S. Department of Parks and
Sharp Healthcare                Dallas Market Center            Recreation
St. Vincent Medical             General Growth Properties       City of Chicago, IL
                                                                County of Orange, CA

ENTERTAINMENT                   CONSTRUCTION                    AIRLINES/AVIATION
Walt Disney Studios             Kiewit Pacific                  Northwest Airlines
NBC                             Turner Construction             Southwest Airlines
SONY                            Bechtel Corp.                   United Airlines
Disneyland                      Fluor-Daniel                    American Airlines

CONVENTIONS*                    TRANSPORTATION
Consumer Electronics Show       Federal Express
National Manufacturing Week     Viking Freight
Billy Graham Crusades           United Parcel Service
Softbank Comdex 1997            Maintenance Dynamics

------------------------------

* Includes various organizations affiliated with the indicated sporting event or convention.

SALES AND MARKETING

     Overview. Wireless International markets its products and services through both its field offices, catalog operations and export operations. The Company believes that the combined strength of these channels provides it with broader access to its market than most of its competitors. The Company also rents two-way radios and other wireless communication products. Through its approximately 170 person field sales and rental force, the Company services customers requiring on-site evaluation of their needs and provides the technical assistance to help them select the appropriate equipment for their specific applications. For customers not requiring this consultative approach (usually when system needs are relatively uncomplicated or purchases are add-on or replacement units to an existing system), the catalog marketing channel provides customers an efficient and cost-effective method of purchasing products.

     The Company attempts to use the combination of its distribution channels to attract new customers and stimulate additional purchases by previous customers. The Company seeks to attract new customers by expanding the reach of its sales representatives, selectively mailing catalogs to prospective customers, advertising in the Yellow Pages and trade publications, and exhibiting at industry trade shows. The Company seeks to stimulate purchases by previous customers by both personal contact and direct mail. The Company provides product and sales training to its field sales, rentals, catalog marketing and export sales forces in an effort to employ a knowledgeable workforce.

     Field Offices. The Company currently maintains 34 field offices in the United States and two in Australia, primarily in major metropolitan areas. Typically, the Company's field office staff is comprised of a branch manager, three to seven sales representatives and a rental coordinator. Sales representatives are compensated by salary as well as commission and incentive bonuses based on predetermined sales quotas. BearCom emphasizes "need-satisfaction selling," training its sales representatives to identify the specific communications needs of the customer and to sell products that will satisfy those needs. The Company encourages its field sales customers to utilize the Company's toll-free number to purchase replacement parts and other routine items so that sales representatives may devote their efforts to selling products to new customers and more sophisticated products to existing customers. The Company monitors and adjusts its field sales compensation plan periodically to insure its competitiveness and continuously seeks to improve its support functions so that field sales representatives can maximize the results of their marketing efforts.

     BearCom also maintains a dedicated rental representative at each field office. The Company has a fleet of over 15,000 rental units throughout the United States to satisfy its customers' short-term two-way radio needs. The Company maintains a constant inventory of rental units at each of its sales offices to meet its customers' immediate rental needs. The remainder of the Company's rental fleet is maintained at the Company's Dallas headquarters facilities. Because the Company has sales offices throughout the United States, the Company is able to efficiently transfer rental units among its sales offices in order to meet anticipated rental demand. Prior to a rental order being filled, the Company programs and tests each unit and ensures that it is equipped with a fresh battery. For large rental orders, the Company provides on-site technical personnel. The Company maintains a 24-hour emergency telephone number for use by all rental customers to remedy operational problems if they occur. All rental units are checked and serviced upon return to the Company prior to being returned to the rental inventory.

     Catalog Marketing. BearCom also markets its products through the direct mailing of catalogs, brochures and other direct marketing pieces. The Company mailed over 4.4 million catalogs and brochures during fiscal 1997 and received over 300,000 inbound calls, resulting in sales to customers in all 50 states. BearCom augments its own proprietary mailing lists by selectively renting and purchasing third-party mailing lists from time to time. BearCom uses proprietary information systems to refine and segment its customer database and mailing lists. These procedures enable the Company to target future mailings in a manner designed to enhance profitability and customer response.

     BearCom produces its own catalogs and marketing brochures through its art department, using desktop publishing systems. These catalogs and brochures are printed by a small number of national printers and shipped to the Company's Dallas facility. BearCom has its own mail production department. The mail production process is managed by BearCom's IBM AS-400 computer so that the mail is processed to take advantage of the lowest postal rates available. See "-- Management Information System." By having its own mail facility, BearCom has the capability to process runs as small as a few thousand pieces or as large as several million pieces with rapid cycle times and still maintain a cost-effective direct marketing program.

     The Company employs catalog sales representatives who staff the Company's toll-free telephone line, process orders and answer technical questions from 7:30 a.m. to 6:30 p.m. Central Time. The catalog operations rely almost exclusively on inbound sales. While processing orders, sales representatives have access, through BearCom's management information system, to technical information, alternate and complementary product selections, product availability and pricing information and customer purchasing and credit histories. The sales representatives are experienced in the sale of wireless communication products, are knowledgeable of the Company's products and strive to assist customers in fulfilling their wireless communication needs.

     Export Operations. The Company markets internationally through Condor from its Miami, Florida office, as well as offices in Caracas, Venezuela and Prague, Czech Republic. Condor's customer base consists of dealers in over 75 countries, concentrated in Latin America, Eastern Europe, Africa and the Middle East. Since its founding in 1980, Condor has become the largest exporter of two-way radios from the United States.

OPERATIONS

     Order Fulfillment. The Company keeps a sufficient inventory of products available in its Dallas headquarters and Miami facilities so that, it typically can ship orders directly to customers on the same day the order is received. Once a purchase order is accepted by the Company and the products are retrieved from inventory, the products normally require some technical service before being delivered to the customer. For example, radio frequencies may need to be coordinated or ancillary equipment may need to be added to a system. All products are tested prior to shipment. After testing, BearCom's delivery department packs the products and ships them to the customer via United Parcel Service, Federal Express or other common carriers from BearCom's distribution facility in Dallas. During fiscal 1997, the Company shipped an average of over 15,000 transactions per month. With respect to sales by Condor, products generally are drop-shipped by the manufacturer directly to customers in Eastern Europe, while customers in Latin American generally take title to products at Condor's Miami facility.

     Inventory Management. The Company believes that effective purchasing and inventory control are key elements to its ability to fill customer orders. The Company maintains an inventory management system which analyzes historical sales results, sales projections and information regarding vendor lead times in order to determine appropriate inventory levels. Historically, the Company has not written-down significant portions of its inventories due to shrinkage or obsolescence, nor has it relied on its ability to return slow-moving inventory to the vendor. There can be no assurance that material write-downs of the Company's inventory will not occur in the future. See "Risk
Factors -- Technological Change."

     Credit and Collection Management; Product Returns. BearCom attempts to minimize losses on credit sales by closely monitoring its customers' creditworthiness, using both internal credit histories as well as CD-ROM and on-line services from Dun & Bradstreet. Collection activities are conducted by using outbound phone calls from the Company's Dallas and Miami facilities. BearCom's bad debt expense as a percentage of total revenues for fiscal 1996, fiscal 1997 and the nine-month period ended January 31, 1998 was 0.3%, 0.5% and 1.1%, respectively. Condor's bad debt expense as a percentage of total revenues for calender 1995, 1996 and 1997 was 1.89%, 1.39% and 0.25%, respectively. Condor's follows the industry practice of allowing customers to return products within 30 days, so long as the products have not been damaged.

MANAGEMENT INFORMATION SYSTEM

     The use of BearCom's IBM AS-400 computer system is pervasive in the operation of its business. The Company has invested substantial resources to develop proprietary software applications enabling BearCom to compile and maintain its marketing database, track customer repair histories, manage its inventory, maintain its accounting records and track credit and collection activities. BearCom believes that these applications enable it to deliver superior customer service and achieve cost savings. Each of BearCom's sales offices has a continuous on-line connection to BearCom's computer system to support the sales efforts of its field sales representatives. Condor utilizes a PC-based management information system. The Company has no immediate plans to integrate this system with BearCom's. The Company has adopted procedures to protect its computer systems and to provide for recovery in the event of equipment failure. All system data is backed up to tape daily with backup tapes stored off-site.

COMPETITION

     The two-way radio distribution industry is highly competitive and is currently comprised of several regional and numerous local dealers. The principal bases of competition in the industry are price and service. The sale of two-way radios is a low-margin, high-volume business. Because awareness of two-way wireless communication products is growing and the cost barriers to entry into this market are relatively low, the risk of new competitors entering this market is high. The Company believes that the industry will become more competitive as the number of competitors increases and as new technologies emerge. These factors, coupled with the growing industry emphasis on containing costs, could place significant pressure on the Company to reduce prices, which could significantly reduce the gross margins realized by the Company on sales of its products.

     In addition, several manufacturers of two-way radio products, including Motorola, also compete with independent distributors in selling, servicing and renting two-way wireless communication products. There can be no assurance that manufacturers of two-way radio products will continue to utilize independent distributors in the future. In addition, there are several significantly large global distributors of wireless communication products other than two-way radios. These companies to date have not entered the two-way radio distribution market in any significant way, but there can be no assurance that these companies will not enter this industry in the future. These manufacturers and distributors are much larger than the Company, and have substantially greater capital resources, sales experience and distribution capabilities than the Company. In response to competitive pressure from any of its current or future competitors, the Company may be required to lower selling prices, which would lower the Company's gross margins, which could have a material adverse effect on the Company. See "Risk Factors -- Competition."

EMPLOYEES

     As of April 1, 1998, BearCom had 467 employees, of whom 51 were corporate employees, 172 were sales or rental managers or sales or rental representatives, 45 were shipping and distribution personnel, 25 were catalog distribution employees, 104 were service technicians and 70 were in various other positions. As of April 1, 1998, Condor employed 60 employees in various capacities. The Company's success is dependent on its ability to attract and retain good employees. The Company believes that its employee relations are good. The Company's employees are not covered by any collective bargaining agreements.

PROPERTIES

     The Company leases its approximately 37,000 square foot headquarters facility (which includes its warehousing facility, product distribution center and a field office) and its approximately 10,000 square foot mail distribution center, each of which is located in Dallas, Texas. The terms of these leases expire in January 1999 and the Company has options to extend each lease for an additional one year period. In addition, the Company leases 35 locations as field offices and owns one sales office in Houston, Texas. As a result of the Condor Acquisition, the Company owns its approximately 15,000 square foot Miami, Florida office and distribution facility, as well as its offices in Caracas, Venezuela and Prague, Czech Republic. See "Management -- Certain Transactions."

LEGAL MATTERS

     From time to time, the Company is involved in lawsuits that it considers to be in the normal course of its business, which have not resulted in any material losses to date.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the executive officers and directors of the Company, including their respective ages.

               NAME                  AGE                             POSITION
John P. Watson(l)..................  54     Chairman and Director
Jerry Denham.......................  41     President and Director
Kenneth H. Doll....................  45     Executive Vice President -- National Sales, Secretary and
                                              Director
Brent A. Bisnar....................  40     Vice President -- National Rentals and Director
Gary Weber.........................  51     Vice President -- Marketing
Michael L. Kovar...................  36     Vice President, Chief Financial Officer and Assistant
                                              Secretary
Rogelio R. Betancourt..............  58     President, Condor Holdings, Inc.
Edward W. Rose III(l)(2)...........  57     Director
Morton L. Topfer(l)(2).............  61     Director

------------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     JOHN P. WATSON has served as Chairman of the Board of the Company since April 1992. Prior to that he served as President of the Company from March 1991 until April 1992. Subsequent to his graduation from the University of Texas in 1969 with both J.D. and B.B.A. degrees until March 1988, Mr. Watson was involved in real estate investment and development, and was a leading commercial real estate developer in the Austin, Texas area. In 1988, as a result of the economic downturn in the Austin, Texas area and other factors, Mr. Watson filed for personal bankruptcy. From 1988 until he joined the Company in March 1991, Mr. Watson led an investment group exploring various acquisition opportunities.

     JERRY DENHAM has served as President and director of the Company since consummation of the Merger. Mr. Denham served as the Chairman of the Board and President of Bear Communications from 1987 until the Merger. Mr. Denham co-founded Bear Communications in 1981.

     KENNETH H. DOLL has served as Executive Vice President -- National Sales, Secretary and director of the Company since consummation of the Merger. Mr. Doll served as Executive Vice President of Bear Communications from 1990 until the Merger. From 1986 to 1990, Mr. Doll served in various capacities with Bear Communications, including Vice President and Manager of the San Francisco field sales office. Prior to joining Bear Communications in 1986, Mr. Doll served as Regional Sales Manager for Motorola, Inc. Mr. Doll currently serves as a director for the Industrial Telecommunications Association.

     BRENT A. BISNAR has served as Vice President -- National Rentals and director of the Company since the Merger. From April 1993 until the Merger, Mr. Bisnar served as Vice President and National Rental Manager for Bear Communications. From January 1990 until that time he served as Vice President and Manager of Bear Communications' Fort Lauderdale, Florida field sales office.

     GARY WEBER has served as Vice President -- Marketing of the Company since the Merger. Mr. Weber founded Page-Com in 1980 and served as its President from its incorporation (except for the period from March 1991 until April 1992 when Mr. Watson served as President and Mr. Weber served as a senior executive) until consummation of the Merger.

     MICHAEL L. KOVAR has served as Vice President and Chief Financial Officer of the Company since November 1997. From July 1996 through October 1997, he served as Controller of the Company. From May 1993 through July 1996, Mr. Kovar served as Director of Finance/Operations for the Golf Division of Sport Supply Group, Inc. ("SSG"), a New York Stock Exchange listed company. Prior to that, Mr. Kovar served as

Controller of BSN Corp., an American Stock Exchange listed company and SSG's former parent, from March 1989 through April 1993. From August 1984 through February 1989, Mr. Kovar was a Senior Auditor for Ernst & Young L.L.P. (formerly Arthur Young).

     ROGELIO R. BETANCOURT has served as President of Condor Holdings, Inc., a wholly owned subsidiary of the Company, since the acquisition of Condor Communications. Prior to that time, Mr. Betancourt served as President of Condor Communications since it was founded in 1980. Mr. Betancourt and his spouse are the sole shareholders of Condor Communications.

     EDWARD W. ROSE III has served as director of the Company since April 1992. He is the President and sole shareholder of Cardinal Investment Company, Inc., an investment firm, and founded that firm in 1974. Mr. Rose serves as Chairman of the Board of Drew Industries Inc., a supplier to the manufactured housing and recreational vehicle industries, and Leslie Building Products, Inc., a manufacturer of building products; Managing General Partner of the partnership that owns the Texas Rangers Baseball Team; a trustee of Liberte Investors, formerly a real estate investment trust; and a director of Ace Cash Express, Inc., a provider of retail financial services.

     MORTON L. TOPFER has served as director of the Company since December 1995. Since May 1994, Mr. Topfer has served as Vice Chairman of Dell Computer Corporation, and shares the office of Chief Executive Officer. From 1971 until that time, Mr. Topfer served in various capacities with Motorola, including Executive Vice President and President of Motorola's Land Mobile Products Sector. Mr. Topfer also is a member of the Board of Directors of Autodesk, Inc., a software company, and Alliance Gaming Corporation, a diversified gaming company.

     The Board of Directors is divided into three classes, with one class of directors elected on a rotating basis at each annual meeting of shareholders for a three-year term. Directors are not compensated for serving in such capacity, but are reimbursed for expenses incurred in attending meetings of the Board of Directors. The Board of Directors of the Company consists of six directors elected for terms to expire as follows: at the next annual meeting of shareholders -- Brent A. Bisnar and Morton L. Topfer; at the second annual meeting of shareholders after the date of this Prospectus -- Kenneth H. Doll and Edward W. Rose III; and at the third annual meeting of shareholders after the date of this Prospectus -- John P. Watson and Jerry Denham. The Company's directors and officers serve until their successors have been duly elected and qualified in accordance with the Articles of Incorporation and Bylaws of the Company.

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid during the last fiscal year to the Company's Chief Executive Officer and its four other most-highly compensated executive officers (the "Named Executive Officers") during the fiscal year ended April 30, 1997:

                                                ANNUAL COMPENSATION
                                         ----------------------------------
                                                             OTHER ANNUAL       ALL OTHER
                                         SALARY     BONUS   COMPENSATION(1)    COMPENSATION
      NAME AND PRINCIPAL POSITION          ($)       ($)          ($)              ($)
John P. Watson.........................  227,000     --             --                --
  Chairman of the Board
Jerry Denham...........................  227,370     --                           25,642(3)
  President
Gary Weber.............................  275,000     --         94,250(2)             --
  Vice President
Kenneth H. Doll........................  226,584     --                           26,516(4)
  Vice President and Secretary
Brent A. Bisnar........................  164,480     --                           12,167(5)
  Vice President

------------------------------

(1) Certain of the Company's executive officers receive personal benefits in addition to salary and cash bonuses. The aggregate amount of the personal benefits, however, does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the named executive officer.

(2) Payment for reduction of the outstanding balance of a note receivable, and related accrued interest, for Mr. Weber's employment with the Company. See "Certain Transactions."

(3) Includes $17,452 of life insurance premiums paid by the Company, and $8,190 of employer matching contributions paid by the Company pursuant to the Company's 401(k) Plan.

(4) Includes $19,330 of life insurance premiums paid by the Company, and $7,186 of employer matching contributions paid by the Company pursuant to the Company's 401(k) Plan.

(5) Includes $3,977 of life insurance premiums paid by the Company, and $8,190 of employer matching contributions paid by the Company pursuant to the Company's 401(k) Plan.

STOCK OPTION PLAN

     Pursuant to the Wireless International Inc. 1998 Stock Option Plan (the "Stock Option Plan"), options may be granted to eligible employees of the Company or its subsidiaries and directors of the Company for the purchase of an
aggregate of           shares of Common Stock of the Company. Employees eligible
under the Stock Option Plan are those employees whose performance and responsibilities are determined by the Board or a committee selected by the Board in accordance with the terms of the Stock Option Plan (the "Committee") to be influential to the Company's success. The Stock Option Plan is administered by the Board or the Committee which determines, in its discretion, the terms of each option in accordance with the provisions of the Stock Option Plan, including the number of shares subject to each option granted, the related exercise price, the vesting period and vesting conditions, and option period. The Board or the Committee may grant either nonqualified stock options or incentive stock options ("ISOs"), as defined by the Code; provided, however, that ISOs may be granted only to employees.

     The Stock Option Plan requires that the exercise price of each option that is intended to constitute an ISO must not be less than 100% of the fair market value of the Common Stock at the time of the grant of the option. The option period may not be more than ten years from the date the option is granted. No ISO, however, may be granted to an employee who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company or its subsidiaries unless the option price is at least 110% of the fair market value of the Common Stock at the date of the grant and the option period does not exceed five years. Options may be exercised in annual installments as specified by the Board or the Committee, and all installments that become exercisable are cumulative and may be exercised at any time after they become exercisable until expiration of the option. Options are not assignable except by will or by the laws of descent and distribution.

     There is no limit on the fair market value of options that may be granted to an employee in any calendar year, but no employee may be granted ISOs that first become exercisable during a calendar year for the purchase of stock with an aggregate fair market value (determined as of the date of grant of each option) in excess of $100,000. An ISO (or an installment thereof) counts against the annual limitations only in the year it first becomes exercisable.

     Full payment for shares purchased upon exercise of an option must be made at the time of exercise, and no shares may be issued until full payment is made. The Stock Option Plan provides that an option agreement may include a provision permitting an optionee the right to tender previously owned shares of Common Stock in partial or full payment for shares to be purchased on exercise of an option. Unless sooner terminated by action of the Board, the Stock Option Plan
will terminate in             , 2008 and no options may thereafter be granted
under the Stock Option Plan. The Stock Option Plan may be discontinued, altered or amended in certain respects by the Board without the approval of the shareholders. However, the Stock Option Plan may not be amended without the approval of the shareholders (i) to materially increase benefits, (ii) to materially increase the number of shares of Common Stock that may be issued under the Stock Option Plan, or (iii) to materially modify the requirements for participation in the Stock Option Plan.

     As of           1998, options to purchase           shares had been granted
at the Offering price to certain directors, key employees and officers of the Company.

EXCULPATORY CHARTER PROVISION; LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Texas law permits Texas corporations to include in their articles of incorporation a provision eliminating or limiting director liability to a corporation or its shareholders for monetary damages arising from acts or omissions in the director's capacity as a director. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability to the extent the director is found liable for (a) a breach of the director's duty of loyalty to the corporation or its shareholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of a director is expressly provided by an applicable statute. The Company's Restated Articles of Incorporation contain a provision eliminating the liability of the Company's directors to the fullest extent permitted by Texas statutory or decisional law, as the same exists or as it may be amended or interpreted from time to time.

     In addition, the Company's Amended and Restated Bylaws require it to indemnify its directors and officers against any and all liability and reasonable expense that may be incurred by them in connection with or resulting from (a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, (b) an appeal on such an action, suit or proceeding, or (c) an inquiry or investigation that could lead to such an action, suit or proceeding, all to the fullest extent permitted by Texas law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the Company's last completed fiscal year, the Board did not have a compensation committee or other committee performing equivalent functions. As a result, during the Company's last completed fiscal year, the entire Board was responsible for establishing executive officer compensation.

CERTAIN TRANSACTIONS

     On December 1, 1995, the Company lent to John P. Watson, the Chairman of the Board of the Company, $933,300, the proceeds of which Mr. Watson used to exercise a stock option that the Company had granted in April 1992. The loan is evidenced by a promissory note bearing interest at 7%. In addition, during fiscal years 1993, 1995 and 1996, the Company made cash advances to Mr. Watson aggregating $452,200. These advances are evidenced by four separate promissory notes, each bearing interest at 7%. The greatest aggregate amount of principal and interest outstanding under these five promissory notes during fiscal years 1995, 1996 and 1997 was $449,896, $1,492,596 and $1,589,581, respectively.
Amounts outstanding under all five notes are secured by           shares of
Common Stock held by Mr. Watson. At January 31, 1998, the aggregate amount of principal and interest outstanding under these five promissory notes was approximately $1,662,320. Mr. Watson has indicated that he intends to repay all amounts outstanding under these five promissory notes with the proceeds from the sale of shares of Common Stock to be sold by him in the Offering.

     On April 28, 1995, the Company sold land and a building to Gary Weber, Vice President of the Company, in exchange for a note receivable of $325,000 bearing interest at 9%. The note and accrued interest are due on April 28, 2000 and are secured by a first lien on the property. At that time, the Company agreed to reduce the outstanding balance of the note, and related accrued interest, by 20% per year as long as Mr. Weber stays in the employment of the Company. As a result, the note receivable and related interest are being charged to compensation expense over a five-year period.

     The Company rents its Costa Mesa, California, office from a partnership controlled by Jerry Denham, Kenneth H. Doll and Brent A. Bisnar, executive officers of the Company. Total rental payments to this partnership were $104,777, $112,816 and $94,740 for the years ended April 30, 1995, 1996 and
1997,
respectively. Bear Communications guaranteed payment of two promissory notes that are secured by this property and were issued in connection with the partnership's purchase of this property. It is anticipated that this partnership will pay all amounts outstanding under these notes with the proceeds from shares of Common Stock to be sold in the Offering by certain partners.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of Common Stock, as of January 31, 1998, by (a) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (b) each director of the Company, (c) each Named Executive Officer and
(d) all executive officer and directors as a group. The Company believes that each such shareholder has the sole voting and dispositive power over the shares held by such shareholder except as otherwise indicated. See "Risk
Factors -- Control by Existing Shareholders."

                                                 SHARES BENEFICIALLY   SHARES    SHARES BENEFICIALLY
                                                  OWNED BEFORE THE      BEING      OWNED AFTER THE
                                                     OFFERING(1)       OFFERED       OFFERING(L)
                                                 -------------------   -------   -------------------
               BENEFICIAL OWNER                  NUMBER   PERCENTAGE   NUMBER    NUMBER   PERCENTAGE
John P. Watson.................................              13.2%
Jerry Denham...................................              27.9%
Kenneth H. Doll................................              24.9%
Edward W. Rose III.............................               8.1%
Brent A. Bisnar................................               5.4%
Morton L. Topfer(2)............................                --
All directors and executive officers as a group
  (9 persons)..................................              79.5%

------------------------------

 *  less than one percent

(1) Shares beneficially owned and percentage of ownership are based on
    shares of Common Stock outstanding before the Offering and      shares of
    Common Stock outstanding after the Offering. Shares outstanding after the Offering assumes no exercise of the Underwriters over-allotment option. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes shares with respect to which a person has voting or disposition power.

(2) Immediately prior to the closing of the offering, it is anticipated that
    certain Selling Shareholders will sell approximately      shares of Common
    Stock to Mr. Topfer for consideration equal to the initial public offering price, less underwriting discounts and commissions.

                          DESCRIPTION OF CAPITAL STOCK

     The Company has authorized capital stock consisting of           shares of
Common Stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01
par value. At December 31, 1997, there were           shares of Common Stock
outstanding, owned by 21 holders of record, and there were no shares of
preferred stock outstanding. A total of          shares of Common Stock are
reserved for future issuance under, and for issuance upon the exercise of options granted or which may be granted under, the Stock Option Plan. See "Management -- Stock Option Plan."

COMMON STOCK

     The rights of the holder of each share of Common Stock are identical in all respects. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued and paid for will be validly issued, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Votes may not be cumulated in the election of directors. Shareholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors from funds legally available therefor and are entitled, upon liquidation, to share ratably in all assets remaining after payment of liabilities. The rights of holders of Common Stock will be subject to any preferential rights of any preferred stock which may be issued in the future.

PREFERRED STOCK

     The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the holders of Common Stock. The Company has no present intention to issue any shares of preferred stock.

SPECIAL PROVISIONS OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

     The provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including attempts that might result in a premium over the market price for the shares held by shareholders.

     Pursuant to the Company's Amended and Restated Articles of Incorporation, the Company's Board of Directors by resolution may establish one or more series of preferred stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of impending or discouraging the acquisition of control of the Company.

     The Company's Amended and Restated Bylaws provides that (a) the Board of Directors is divided into three classes that are elected for staggered three-year terms; (b) shareholders may only remove a director for cause, and only by the affirmative vote of holders of not less than two-thirds of the outstanding voting stock of the Company; and (c) meetings of shareholders can be called only by the Chairman of the Board, President, a majority of the Board of Directors or holders of not less than 25% of the shares entitled to vote at such meeting. To be amended, these provisions require the affirmative vote of a majority of the Board of Directors or the holders of not less than two-thirds of the outstanding voting stock of the Company.

REGISTRATION RIGHTS

     The Company has granted to all of its shareholders the right to register shares of Common Stock owned by them in connection with the registration by the Company of shares of Common Stock. The Company would bear the expenses of registration of any such shareholder. See "Risk Factors -- Shares Eligible for Future Sale; Registration Rights."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the current shareholders of the Company
will own approximately   % of the outstanding Common Stock (     % if the
Underwriters' over-allotment option is exercised in full). Officers, directors
and certain shareholders of the Company, who will own     % of the outstanding
shares following this offering (     % if the Underwriters' over-allotment
option is exercised in full), have agreed with the Underwriters not to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock (other than those being sold pursuant to this offering) for a period of 180 days following the date of this Prospectus without the prior written consent of the Representatives. See "Underwriting."

     Upon completion of this offering, the Company will have     shares of
Common Stock outstanding (          shares if the Underwriters' over-allotment
option is exercised in full). Of these shares, the           shares sold in this
offering (          shares if the Underwriters' over-allotment option is
exercised in full) will be freely tradeable in the public market without restriction by persons other than affiliates of the Company. All of the remaining shares are "restricted securities" within the meaning of Rule 144
under the Securities Act. Approximately           shares held for more than one
year may be sold 90 days after the Company has been subject to the reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the volume, manner of sale and other limitations of Rule 144. Following the expiration or release from the 180-day lock-up agreements with the representatives of the Underwriters, approximately additional shares of Common Stock will be eligible for sale in accordance with the requirements of Rule 144, subject to compliance with certain volume limitations. See "Underwriting."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company, is entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then-outstanding shares of
Common Stock (     shares upon completion of this offering) and the average
weekly reported trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain notice and manner-of-sale requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not an affiliate of the Company (in general, a person who is not a director, officer or principal shareholder of the Company) during the three months prior to resale and who has beneficially owned such shares for at least two years is entitled to sell such restricted stock under Rule 144 without regard to the requirements discussed above, other than the manner-of-sale provisions.

     The Company is unable to estimate the number of shares that may be sold in the future by its shareholders since this will depend on the market price for the Common Stock, the personal circumstances of the shareholders and other factors. Any sale of substantial amounts of shares in the open market may significantly reduce the market price of the Common Stock offered hereby.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon with respect to the resale of shares of Common Stock originally purchased from the Company by its employees, directors and officers prior to the date the Company becomes subject to the reporting requirements of the Exchange Act pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Shares of Common Stock issued in reliance on Rule 701 are "restricted shares" and, beginning 90 days after the Company becomes subject to the reporting requirements of the Exchange Act, may be sold by persons other than affiliates, subject to the provisions regarding manner-of-sale under Rule 144, and by affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

     The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or reserved for future issuance under the Stock Option Plan. After the effective date of that registration statement, shares purchased upon exercise of options granted pursuant to the Plan will be available for resale in the public market without restriction by persons who are not affiliates of the Company, and to the extent they are held by affiliates, pursuant to Rule 144, without observance of the
holding period requirements. As of          , 1998, there were options
outstanding to purchase a total of        shares of Common Stock, of which
options to purchase           shares are presently exercisable.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement
dated          , 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation and CIBC Oppenheimer Corp. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the respective number of shares of Common Stock set forth opposite their names below:

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
CIBC Oppenheimer Corp. .....................................

                                                                 -------
          Total.............................................
                                                                 =======

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all shares of Common Stock offered hereby (other than shares covered by the over-allotment option described below) if any are purchased.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a
concession not in excess of $          per share. The Underwriters may allow,
and such dealers may reallow, to certain other dealers a concession not in
excess of $          per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company has granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in
whole or in part, up to an aggregate of      additional shares of Common Stock
at the initial public offering price, less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata share of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     Each of the Company, its executive officers and directors and certain shareholders of the Company (including the Selling Shareholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain shareholders of the Company (including the Selling Shareholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

     Prior to the Offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares offered hereby will be determined by negotiation among the Company representatives of the Selling Shareholders and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the Offering.

     Application has been made for the Common Stock to be approved for quotation on Nasdaq under the trading symbol "WIIN."

     Other than in the United States, no action has been taken by the Company, the Selling Shareholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for the Company by Gardere & Wynne, L.L.P., Dallas, Texas. Certain legal matters pertaining to the Common Stock will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Dallas, Texas. A
partner of Gardere & Wynne, L.L.P. owns     shares of Common Stock of the
Company.

                                    EXPERTS

     The consolidated financial statements of Wireless International, Inc. and subsidiaries as of April 30, 1996 and 1997 and January 31, 1998, and for each of the years in the three-year period ended April 30, 1997 and the nine months ended January 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Condor Communications, Inc. as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of Saenz, Robledo, Sax & Company, P.A., independent public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, copies of which may be inspected at the Commission's public reference facilities at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at the Northeast Regional Office located at 7 World Trade Center, New York, New York 10048 and at the Midwest Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or copies of which may be obtained from the Commission at such office upon payment of the fees prescribed by the Commission. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit filed with the Commission. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains information concerning the Company.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports for each of the first three quarters of each fiscal year containing interim unaudited financial information.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Wireless International, Inc.
  Independent Auditors' Report..............................  F-2
  Consolidated Balance Sheets as of April 30, 1996 and 1997
     and January 31, 1998...................................  F-3
  Consolidated Statements of Income for the years ended
     April 30, 1995, 1996 and 1997 and the nine months ended
     January 31, 1997 (unaudited) and 1998..................  F-4
  Consolidated Statements of Shareholders' Equity for the
     years ended April 30, 1995, 1996 and 1997 and the nine
     months ended January 31, 1998..........................  F-5
  Consolidated Statements of Cash Flows for the years ended
     April 30, 1995, 1996 and 1997 and the nine months ended
     January 31, 1997 (unaudited) and 1998..................  F-6
  Notes to Consolidated Financial Statements................  F-7
  Schedule II -- Valuation and Qualifying Accounts..........  F-16
Condor Communications, Inc.
  Independent Auditors' Report..............................  F-17
  Combined Balance Sheets as of December 31, 1996 and
     1997...................................................  F-18
  Combined Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997.......................  F-19
  Combined Statements of Stockholders' Equity for the years
     ended December 31, 1995, 1996 and 1997.................  F-20
  Combined Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997.......................  F-21
  Notes to Combined Financial Statements....................  F-22

                            [KPMG PEAT MARWICK LLP]

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Wireless International, Inc.:

     We have audited the consolidated financial statements of Wireless International, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wireless International, Inc. and subsidiaries as of April 30, 1996 and 1997 and January 31, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1997 and the nine months ended January 31, 1998, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Dallas, Texas
March 27, 1998, except as to note 13,
  which is as of March 31, 1998

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                ASSETS (Note 8)

                                                                APRIL 30,
                                                        -------------------------   JANUARY 31,
                                                           1996          1997          1998
                                                        -----------   -----------   -----------
Current assets:
  Cash................................................  $    93,310   $   185,309   $    58,632
  Receivables (notes 4, 6 and 11).....................    6,905,730     8,854,035    13,989,964
  Inventory...........................................    6,610,377     8,229,486    10,282,578
  Prepaid expenses and other..........................    1,171,877     1,812,502     1,645,391
                                                        -----------   -----------   -----------
          Total current assets........................   14,781,294    19,081,332    25,976,565
                                                        -----------   -----------   -----------
Notes and interest receivable from employees (note
  6)..................................................      819,296       851,281       875,270
Fixed assets, net (notes 5 and 9).....................    3,667,246     4,285,702     6,395,995
Costs in excess of tangible net assets acquired, net
  (note 3)............................................      467,830     1,916,567     7,680,424
Other assets..........................................      311,494       310,282       290,379
                                                        -----------   -----------   -----------
                                                        $20,047,160   $26,445,164   $41,218,633
                                                        ===========   ===========   ===========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank (note 7).......................  $ 5,554,749   $        --   $        --
  Accounts payable....................................    1,710,159     3,106,712     4,534,891
  Accrued expenses....................................    1,239,117     2,061,837     2,962,571
  Current maturities of long-term debt (note 8).......       67,936       105,773     1,357,115
  Current maturities of obligations under capital
     leases (note 9)..................................       78,609        84,658        70,812
  Federal income taxes payable........................      883,720            --     1,243,359
  Deferred income taxes (note 10).....................      920,524       497,735        58,626
                                                        -----------   -----------   -----------
          Total current liabilities...................   10,454,814     5,856,715    10,227,374
                                                        -----------   -----------   -----------
Long-term debt, less current maturities (note 8)......           --     9,398,739    17,917,506
Obligations under capital leases, less current
  maturities (note 9).................................      186,300        98,135        49,324
Deferred income taxes (note 10).......................      400,558       203,206       183,870
Shareholders' equity (notes 6 and 8):
  Preferred stock, $.01 par value; authorized
     1,000,000 shares, none issued....................           --            --            --
  Common stock, $.01 par value; authorized 10,000,000
     shares, 10,372.5 shares issued and outstanding...          103           103           103
  Additional paid-in capital..........................    3,823,563     3,823,563     3,823,563
  Cumulative currency translation adjustment..........       16,536        (2,886)       (8,916)
  Note receivable from shareholder....................     (933,300)     (933,300)     (933,300)
  Retained earnings...................................    6,098,586     8,000,889     9,959,109
                                                        -----------   -----------   -----------
          Total shareholders' equity..................    9,005,488    10,888,369    12,840,559
Commitments (notes 6 and 9)
                                                        -----------   -----------   -----------
                                                        $20,047,160   $26,445,164   $41,218,633
                                                        ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 NINE MONTHS ENDED
                                            YEARS ENDED APRIL 30,                   JANUARY 31,
                                   ---------------------------------------   -------------------------
                                      1995          1996          1997          1997          1998
                                   -----------   -----------   -----------   -----------   -----------
                                                                             (UNAUDITED)
Product sales....................  $48,686,333   $54,131,117   $57,863,686   $42,621,138   $52,672,374
Rental income....................    7,867,820     9,146,929    11,777,819     8,732,842    14,391,705
                                   -----------   -----------   -----------   -----------   -----------
                                    56,554,153    63,278,046    69,641,505    51,353,980    67,064,079
                                   -----------   -----------   -----------   -----------   -----------
Cost of sales of products........   37,920,912    41,007,241    43,007,604    32,737,991    42,533,720
Rental operating expenses........    1,449,758     1,976,587     3,267,282     1,556,115     1,875,672
                                   -----------   -----------   -----------   -----------   -----------
                                    39,370,670    42,983,828    46,274,886    34,294,106    44,409,392
                                   -----------   -----------   -----------   -----------   -----------
          Gross profit...........   17,183,483    20,294,218    23,366,619    17,059,874    22,654,687
Selling, general and
  administrative expenses........   13,623,153    16,697,029    19,757,789    14,085,273    18,829,735
                                   -----------   -----------   -----------   -----------   -----------
          Operating income.......    3,560,330     3,597,189     3,608,830     2,974,601     3,824,952
Interest expense.................      518,574       544,054       594,872       431,544       846,985
Other (income) expense, net......       70,283        31,050       (68,078)      (56,558)      (94,730)
Loss (gain) on disposal of assets
  (note 6).......................      232,095         2,003        (5,313)         (650)           --
                                   -----------   -----------   -----------   -----------   -----------
          Income before income
            taxes................    2,739,378     3,020,082     3,087,349     2,600,265     3,072,697
Income taxes (note 10)...........    1,726,395     1,173,335     1,185,046       998,083     1,114,477
                                   -----------   -----------   -----------   -----------   -----------
          Net income.............  $ 1,012,983   $ 1,846,747   $ 1,902,303   $ 1,602,182   $ 1,958,220
                                   ===========   ===========   ===========   ===========   ===========
Pro forma income data (unaudited)
  (note 1(h)):
  Net income as reported.........    1,012,983   $ 1,846,747   $ 1,902,303   $ 1,602,182   $ 1,958,220
                                                 ===========   ===========   ===========   ===========
     Pro forma adjustment for
       income tax................      666,363
                                   -----------
     Pro forma net income........  $ 1,679,346
                                   ===========
Earnings per share:
  Basic..........................  $    108.51   $    194.80   $    183.40   $    154.46   $    188.79
                                   ===========   ===========   ===========   ===========   ===========
  Diluted........................  $    108.51   $    194.80   $    183.40   $    154.46   $    188.79
                                   ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   YEARS ENDED APRIL 30, 1995, 1996 AND 1997
                     AND NINE MONTHS ENDED JANUARY 31, 1998

                                                                  CUMULATIVE       NOTE
                                   COMMON STOCK      ADDITIONAL    CURRENCY     RECEIVABLE                     TOTAL
                                 -----------------    PAID-IN     TRANSLATION      FROM        RETAINED    SHAREHOLDERS'
                                  SHARES    AMOUNT    CAPITAL     ADJUSTMENT    SHAREHOLDER    EARNINGS       EQUITY
                                 --------   ------   ----------   -----------   -----------   ----------   -------------
Balance at April 30, 1994......   9,335.5    $ 93    $2,890,273    $     --      $      --    $3,661,772    $ 6,552,138
Net income.....................        --      --            --          --             --     1,012,983      1,012,983
                                 --------    ----    ----------    --------      ---------    ----------    -----------
Balance at April 30, 1995......   9,335.5      93     2,890,273          --             --     4,674,755      7,565,121
Net income.....................        --      --            --          --             --     1,846,747      1,846,747
Issuance of common stock
  (note 6).....................   1,037.0      10       933,290          --       (933,300)           --             --
Currency translation gain......        --      --            --      16,536             --            --         16,536
Distributions to shareholders
  (note 1(h))..................        --      --            --          --             --      (422,916)      (422,916)
                                 --------    ----    ----------    --------      ---------    ----------    -----------
Balance at April 30, 1996......  10,372.5     103     3,823,563      16,536       (933,300)    6,098,586      9,005,488
Net income.....................        --      --            --          --             --     1,902,303      1,902,303
Currency translation loss......        --      --            --     (19,422)            --            --        (19,422)
                                 --------    ----    ----------    --------      ---------    ----------    -----------
Balance at April 30, 1997......  10,372.5     103     3,823,563      (2,886)      (933,300)    8,000,889     10,888,369
Net income.....................        --      --            --          --             --     1,958,220      1,958,220
Currency translation loss......        --      --            --      (6,030)            --            --         (6,030)
                                 --------    ----    ----------    --------      ---------    ----------    -----------
Balance at January 31, 1998....  10,372.5    $103    $3,823,563    $ (8,916)     $(933,300)   $9,959,109    $12,840,559
                                 ========    ====    ==========    ========      =========    ==========    ===========

          See accompanying notes to consolidated financial statements.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     NINE MONTHS ENDED
                                                YEARS ENDED APRIL 30,                   JANUARY 31,
                                       ---------------------------------------   -------------------------
                                          1995          1996          1997          1997          1998
                                       -----------   -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income.........................  $ 1,012,983   $ 1,846,747   $ 1,902,303   $ 1,602,182   $ 1,958,220
  Adjustments to reconcile net income
    to net cash provided by (used in)
    operating activities:
    Depreciation and amortization
       expense.......................    1,158,803     1,169,918     1,643,732     1,048,572     1,524,679
    Loss (gain) on disposal of
       assets........................      232,095         2,003        (5,313)           --            --
    Deferred income taxes............    1,313,669      (488,222)     (620,141)       17,688      (458,445)
    Changes in operating assets and
       liabilities, exclusive of
       effects of acquisitions:
       Receivables...................      (69,480)   (1,204,415)   (1,673,922)   (1,218,977)   (4,255,599)
       Inventory.....................   (1,034,006)    1,355,884    (1,486,281)   (3,328,952)   (1,706,760)
       Prepaid expenses and other....     (280,234)     (162,610)     (662,825)     (770,097)      181,411
       Notes and interest receivable
         from employees..............      (19,930)        7,800       (31,985)      (23,989)      (23,989)
       Accounts payable..............     (500,839)     (871,536)    1,031,059     1,782,015     1,274,035
       Accrued expenses..............       53,211       824,683       931,675     1,095,250       208,201
       Federal income taxes
         payable.....................      197,631       571,302    (1,180,216)     (263,625)    1,240,299
                                       -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used
           in) operating
           activities................    2,063,903     3,051,554      (151,914)      (59,933)      (57,948)
                                       -----------   -----------   -----------   -----------   -----------
Cash flows used in investing
  activities:
  Additions to fixed assets..........   (1,053,542)   (1,555,018)   (2,127,139)   (1,888,844)     (891,262)
  Increase in notes receivable from
    employees........................     (175,000)      (52,200)           --            --            --
  Net cash paid as a result of
    acquisitions.....................           --            --    (1,073,664)   (1,073,664)   (8,811,010)
                                       -----------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities................   (1,228,542)   (1,607,218)   (3,200,803)   (2,962,508)   (9,702,272)
                                       -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Decrease in notes payable to
    bank.............................     (845,146)   (1,127,433)           --            --            --
  Increase in long-term debt.........           --            --     3,589,261     3,237,073     9,768,767
  Repayment of long-term debt........     (231,434)     (107,556)      (62,429)      (69,606)      (59,710)
  Distributions to shareholders......           --      (422,916)           --            --            --
  Increase (decrease) in obligations
    under capital leases.............      (64,237)       80,636       (82,116)      (66,040)      (75,514)
                                       -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used
           in) financing
           activities................   (1,140,817)   (1,577,269)    3,444,716     3,101,427     9,633,543
                                       -----------   -----------   -----------   -----------   -----------
Net increase (decrease) in cash......     (305,456)     (132,933)       91,999        78,986      (126,677)
Cash at beginning of period..........      531,699       226,243        93,310        93,310       185,309
                                       -----------   -----------   -----------   -----------   -----------
Cash at end of period................  $   226,243   $    93,310   $   185,309   $   172,296   $    58,632
                                       ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               APRIL 30, 1995, 1996 AND 1997 AND JANUARY 31, 1998

(1) GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) General

     Wireless International, Inc. (formerly BearCom, Inc.), and subsidiaries (the "Company"), is the surviving company resulting from the merger of Page-Com, Inc. ("Page-Com") and Bear Communications, Inc. ("Bear Communications") on December 27, 1995 (see note 2). The Company is principally in the business of selling and renting site-based two-way radios, pagers and other wireless communication equipment to customers throughout the United States, as well as a number of foreign countries.

     The consolidated financial statements include Wireless International, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (b) Inventory

     Inventory consists primarily of two-way radios and accessories and is stated at the lower of average cost or market. Inventory is stated net of reserves for obsolete items of $279,978 and $196,413 at April 30, 1996 and 1997, respectively, and $374,565 at January 31, 1998.

  (c) Fixed Assets

     Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 7 years for equipment and fixtures and 20 years for the building. Rental equipment is depreciated over five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the related lease term. Renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repairs and maintenance are charged to expense as incurred.

  (d) Costs in Excess of Tangible Net Assets Acquired

     Costs in excess of tangible net assets acquired are being amortized using the straight-line method over an estimated useful life of thirty years. The Company assesses the recoverability of costs in excess of tangible net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of recoverability will be impacted if estimated future operating cash flows are not achieved. Costs in excess of tangible net assets acquired are stated net of accumulated amortization of $65,840 and $98,889 at April 30, 1996 and 1997, respectively, and $271,538 at January 31, 1998.

  (e) Revenue

     The Company records revenue from product sales at the time the related products are shipped. Sales are recorded net of returns and allowances. Rental income is recognized when earned.

  (f) Advertising Costs

     The Company expenses the costs of advertising as incurred, except for direct-response advertising and catalog costs which are capitalized and amortized over their expected period of future benefit (generally one year). Direct-response advertising costs consist primarily of the cost of mailing lists and printing, postage and contract services related to catalogs used to market the Company's products. Total advertising costs reported as assets included in "prepaid expenses and other" were $706,926 and $1,413,898 at April 30, 1996

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES and 1997, respectively, and $1,295,453 at January 31, 1998. Advertising expense was $1,668,599, $1,654,995 and $1,459,592 for the years ended April 30, 1995,
1996 and 1997, respectively, and $1,568,036 for the nine months ended January 31, 1998.

  (g) Foreign Currency Translation

     Financial statements of the Company's Australian subsidiary are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses and gains and losses. Translation adjustments are reflected as a component of stockholders' equity. Gains or losses from foreign currency transactions are included in net income.

  (h) Income Taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     For periods prior to January 1, 1995, Bear Communications was subject to taxation under Subchapter S of the Internal Revenue Code for federal income tax purposes. Accordingly, no provision was made for federal income taxes as the liability for such taxes was the responsibility of the stockholders of Bear Communications. Effective January 1, 1995, Bear Communications terminated its Subchapter S election. In connection with this change, Bear Communications also changed its method of accounting for income tax purposes from the cash basis to the accrual basis. For periods subsequent to January 1, 1995, income taxes have been provided for Bear Communications using the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement
109) and are included in the consolidated financial statements. The effect of initial implementation of Statement 109 for Bear Communications at January 1, 1995 due to the change in tax status was a charge to income tax expense of $693,225.

     The unaudited pro forma income tax data included in the consolidated statement of income for the year ended April 30, 1995 has been determined after computing federal income taxes as if Bear Communications had been directly responsible for federal income taxes for all periods presented using the asset and liability method of accounting for income taxes as prescribed in Statement
109. In connection with the change in tax status, Bear Communications made distributions to its shareholders in a tax-free distribution of $422,916 representing previously taxed but undistributed earnings.

  (i) Earnings Per Share

     Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares plus the number of additional shares that would have resulted from potentially dilutive securities.

     The weighted average number of shares outstanding for the years ended April 30, 1995 and 1996 were 9,335.5 and 9,480.3, respectively. The weighted average number of shares outstanding for the year ended April 30, 1997, and the nine months ended January 1997 and 1998 were 10,372.5. Potentially dilutive securities were not considered to be dilutive for the years ended April 30, 1995, 1996 or 1997, or the nine months ended January 31, 1997 and 1998.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

  (j) Statement of Cash Flows Information

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at April 30, 1996 or 1997 or January 31, 1998.

     Supplemental cash flow information related to interest and income taxes paid follows:

                                                                         NINE MONTHS ENDED
                                        YEARS ENDED APRIL 30,               JANUARY 31,
                                  ----------------------------------   ----------------------
                                    1995        1996         1997         1997         1998
                                  --------   ----------   ----------   -----------   --------
                                                                       (UNAUDITED)
Interest paid...................  $529,922   $  547,790   $  595,592   $  414,020    $774,350
                                  ========   ==========   ==========   ==========    ========
Income taxes paid...............  $206,776   $1,186,517   $2,798,863   $2,225,160    $     --
                                  ========   ==========   ==========   ==========    ========

     Noncash transactions consist of the sale of land and a building to an officer of the Company in fiscal 1995 in exchange for a note and the sale of common stock to an officer of the Company in fiscal 1996 in exchange for a full recourse note (see note 6).

  (k) Use of Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (l) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(2) MERGER

     On December 27, 1995, Page-Com issued 6,223.5 shares of its common stock in exchange for all of the outstanding common stock of Bear Communications in a transaction accounted for as a pooling-of-interests. Accordingly, the consolidated financial statements for periods prior to the combination have been restated to combine the accounts and results of operations of Page-Com and Bear Communications. There were no significant transactions between Page-Com and Bear Communications prior to the combination.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

     The results of operations previously reported by the separate companies and the combined amounts presented in the accompanying consolidated financial statements are summarized below for the year ended April 30, 1995:

Net sales:
  Page-Com......................................  $33,688,000
  Bear Communications...........................   22,866,000
                                                  -----------
  Combined......................................  $56,554,000
                                                  ===========
Net income:
  Page-Com......................................  $   579,000
  Bear Communications...........................      434,000
                                                  -----------
  Combined......................................  $ 1,013,000
                                                  ===========

     Pro forma net income data giving effect to income tax adjustments necessary to present Bear Communication's net income as if it were subject to federal income taxes for the year ended April 30, 1995 follows (unaudited, see note 1(h)):

Page-Com.........................................  $  579,000
Bear Communications..............................   1,100,000
                                                   ----------
Combined.........................................  $1,679,000
                                                   ==========

     Prior to the combination, Bear Communication's fiscal year end was December
31. In recording the pooling-of-interests combination, Bear Communication's financial statements were adjusted to reflect an April 30 year-end for all prior years presented, consistent with Page-Com. Accordingly, the Bear Communication's financial statements were combined with the Page-Com financial statements for the same periods.

(3) ACQUISITIONS

     During the year ended April 30, 1997 and the nine months ended January 31, 1998, the Company acquired several communication equipment businesses. The Company used the purchase method to account for these acquisitions. The results of the acquired operations have been included in the Company's consolidated statements of income from the acquisition dates.

     The fair values assigned to assets acquired and liabilities assumed, net of cash acquired, are as follows:

                                                                            NINE MONTHS
                                                              YEAR ENDED       ENDED
                                                              APRIL 30,     JANUARY 31,
                                                                 1997          1998
                                                              ----------    -----------
Net working capital (deficit)...............................  $  (74,000)   $  336,683
Property and equipment......................................      86,000     2,554,487
Costs in excess of tangible net assets acquired.............   1,482,000     5,919,840
                                                              ----------    ----------
                                                              $1,494,000    $8,811,010
                                                              ==========    ==========

     The acquisitions during the year ended April 30, 1997 were funded by approximately $1,074,000 in cash, $120,000 in credit for future purchases and $300,000 in long-term debt. The acquisitions during the nine months ended January 31, 1998 were funded in cash.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

     Unaudited pro forma financial information for the years ended April 30, 1996 and 1997 as though the acquisitions had taken place on May 1, 1995 follows:

                                                               YEARS ENDED APRIL 30
                                                            --------------------------
                                                               1996           1997
                                                            -----------    -----------
Net sales and rental income...............................  $78,916,000    $85,279,000
Net income................................................    1,768,000      2,222,000
Earnings per share:
  Basic...................................................       186.49         214.22
  Diluted.................................................       186.49         214.22

     The pro forma financial information is for informational purposes only and may not necessarily reflect the results of operations of the combined entity had the acquired businesses operated as a whole for the periods presented.

(4) RECEIVABLES

                                                       APRIL 30,
                                                ------------------------    JANUARY 31,
                                                   1996          1997          1998
                                                ----------    ----------    -----------
Trade.........................................  $6,671,926    $8,810,525    $13,814,333
Federal income taxes..........................          --        57,975             --
State income taxes............................      96,260       117,184             --
Other.........................................     287,544       229,787        970,922
                                                ----------    ----------    -----------
                                                 7,055,730     9,215,471     14,785,255
Less allowance for doubtful accounts..........     150,000       361,436        795,291
                                                ----------    ----------    -----------
                                                $6,905,730    $8,854,035    $13,989,964
                                                ==========    ==========    ===========

(5) FIXED ASSETS

                                                       APRIL 30,
                                                ------------------------    JANUARY 31,
                                                   1996          1997          1998
                                                ----------    ----------    -----------
Land and building.............................  $       --    $       --    $   350,000
Equipment and fixtures........................   3,085,553     3,472,650      4,358,470
Rental equipment..............................   3,926,679     5,181,432      7,386,381
Leasehold improvements........................     290,628       304,376        304,376
                                                ----------    ----------    -----------
                                                 7,302,860     8,958,458     12,399,227
Less accumulated depreciation.................   3,635,614     4,672,756      6,003,232
                                                ----------    ----------    -----------
                                                $3,667,246    $4,285,702    $ 6,395,995
                                                ==========    ==========    ===========

(6) RELATED PARTY TRANSACTIONS

     The Company has notes and interest receivable from a shareholder/officer related to cash advances of $559,296 and $656,281 at April 30, 1996 and 1997, respectively, and $729,020 at January 31, 1998. The notes bear interest at 7% with all unpaid interest and principal due in May 1999. The notes are secured by 222 shares of the Company's common stock. In a separate transaction, this officer exercised options in December 1995 to acquire 1,037 shares of Page-Com's common stock at a price of $900 per share. The options were granted in April 1992. The exercise of the options was funded by a full recourse loan from the Company of $933,300 bearing interest at 7% and due in April 1999. The Company has no other options outstanding.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

     On April 28, 1995, the Company sold land and a building to an employee who was the former owner of Page-Com in exchange for a note receivable of $325,000 bearing interest at 9%. The note and accrued interest are due on April 28, 2000 and are secured by a first lien on the property. The Company recognized a loss on disposal of the property of approximately $180,000 which is included in the consolidated statement of income for the year ended April 30, 1995. The Company has agreed to reduce the outstanding balance of the note, and related accrued interest, by 20% per year as long as this employee stays in the employment of the Company. As a result, the note receivable and related interest are being charged to compensation expense over a five-year period. Compensation expense of $94,250 was recognized pursuant to this transaction for each of the years ended April 30, 1996 and 1997 and $70,688 for the nine months ended January 31, 1998.

     The Company rents its Costa Mesa, California office from an affiliated partnership pursuant to a verbal arrangement. Total rent paid to the partnership was $104,777, $112,816 and $94,740 for the years ended April 30, 1995, 1996 and
1997, respectively and $71,055 for the nine months ended January 31, 1998.

     At April 30, 1995, Bear had outstanding advances to officers of $167,000 which were repaid in the year ended April 30, 1996. At April 30, 1997, the Company had outstanding advances to a shareholder/officer of $33,000 (none at January 31, 1998).

(7) NOTE PAYABLE TO BANK

     The Company had a short-term line of credit with a bank for borrowings of up to $9,000,000 at April 30, 1996. Borrowings were secured by substantially all the assets of the Company. The line of credit was due on October 2, 1996, and amended on November 1, 1996. The amendment, in addition to other changes, extended the due date of the note, resulting in a reclassification of borrowings under the line of credit from short-term to long-term (see note 8).

(8) LONG-TERM DEBT

     Long-term debt at April 30, 1996 and 1997 and January 31, 1998 consists of the following:

                                                        APRIL 30
                                                  ---------------------    JANUARY 31,
                                                   1996         1997          1998
                                                  -------    ----------    -----------
Revolving line of credit........................  $    --    $7,964,010    $14,210,838
Acquisition line of credit......................       --     1,180,000             --
Term note.......................................       --            --      4,791,666
Note payable, interest at 8.5%, due in annual
  installments through June 2000................       --       300,000        239,713
Automobile loans, interest ranging 8.5% to 14%,
  due in monthly installments through December
  2000..........................................       --        60,502         32,404
Note payable, interest at 7%, due in monthly
  installments through March 1997...............   67,936            --             --
                                                  -------    ----------    -----------
                                                   67,936     9,504,512     19,274,621
Less current maturities.........................   67,936       105,773      1,357,115
                                                  -------    ----------    -----------
                                                  $    --    $9,398,739    $17,917,506
                                                  =======    ==========    ===========

     The Company has a credit agreement with a bank (the "Senior Bank Facility"), as amended on August 29, 1997, which provides for borrowings of up to $20,000,000 in the form of a $15,000,000 working capital line of credit ("revolving line of credit") and a $5,000,000 acquisition line of credit. The revolving line of credit bears interest at either an adjusted LIBOR rate (5.6% at January 31, 1998) plus 1.25% or at the bank's prime rate (8.5% at January 31,
1998). At the request of the Company, the bank may issue letters of

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES credit to the Company's vendors for the acquisition of inventory. The aggregate outstanding amount of any letters of credit constitute a portion of the revolving line of credit and shall not exceed $2,000,000. The revolving line of credit is due on November 5, 1999. The agreement was amended on March 27, 1998 to increase the amount available under the revolving line of credit to $25,000,000. The actual amount available to the Company on a daily basis under its revolving line of credit is based on the "free cash flow" of the Company as defined by the agreement. Borrowings under the Senior Credit Facility are secured by substantially all the assets of the Company.

     The acquisition line of credit bears interest at either an adjusted LIBOR rate plus 1.35% or at the bank's prime rate. The acquisition line of credit converted to a term note on November 5, 1997, at which time the Company became required to repay the amount of all principal outstanding in equal monthly installments through November 5, 2001.

     The Senior Bank Facility agreement restricts the Company's ability to issue or redeem capital stock, incur additional debt and pay dividends. It also requires the Company to maintain certain financial ratios. At January 31, 1998, the Company was not in compliance with one of the financial covenants. In the March 27, 1998 amendment, the bank waived the requirement to meet certain financial covenants through May 31, 1998 and agreed to reset those covenants as a result of the Condor acquisition (see note 13). The fair market value of the note payable to bank is estimated to approximate the related book value based on current market rates.

(9) LEASES

     The Company leases certain of its operating facilities and equipment under both capital and operating leases. At January 31, 1998, minimum rental payments under these leases are as follows:

                   YEAR ENDED JANUARY 31                      CAPITAL     OPERATING
                   ---------------------                      --------    ----------
  1999......................................................  $ 79,444    $1,008,433
  2000......................................................    41,820       579,026
  2001......................................................    11,070       300,693
  2002......................................................        --        76,335
  2003......................................................        --            --
                                                              --------    ----------
          Total minimum payments due........................   132,334    $1,964,487
                                                                          ==========
  Less amount representing interest.........................    12,198
                                                              --------
          Present value of minimum lease payments...........   120,136
  Less current maturities of obligations under capital
     leases.................................................    70,812
                                                              --------
  Obligations under capital leases, less current
     maturities.............................................  $ 49,324
                                                              ========

     At April 30, 1996 and 1997 and January 31, 1998, equipment and fixtures and related accumulated amortization recorded under capital leases were as follows:

                                                          APRIL 30,
                                                     --------------------    JANUARY 31,
                                                       1996        1997         1998
                                                     --------    --------    -----------
Equipment and fixtures.............................  $296,514    $372,282     $372,282
Less accumulated amortization......................   123,721     198,206      272,662
                                                     --------    --------     --------
                                                     $172,793    $174,076     $ 99,620
                                                     ========    ========     ========

     Rental expense under operating leases was $393,616, $500,525 and $594,329 for the years ended April 30, 1995, 1996 and 1997, respectively, and $606,921 for the nine months ended January 31, 1998.

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

(10) INCOME TAXES

     Income tax expense for the years ended April 30, 1995, 1996 and 1997 and for the nine months ended January 31, 1997 and 1998 consists of:

                                                                     NINE MONTHS ENDED
                                        APRIL 30,                       JANUARY 31,
                           ------------------------------------   ------------------------
                              1995         1996         1997         1997          1998
                           ----------   ----------   ----------   -----------   ----------
                                                                  (UNAUDITED)
Current:
     Federal.............  $  367,606   $1,511,129   $1,627,956   $1,371,117    $1,301,532
     Foreign.............          --           --           --           --        56,261
     State...............      45,120      150,428      177,231      149,269       215,129
                           ----------   ----------   ----------   ----------    ----------
                              412,726    1,661,557    1,805,187    1,520,386     1,572,922
Deferred.................   1,313,669     (488,222)    (620,141)    (522,303)     (458,445)
                           ----------   ----------   ----------   ----------    ----------
                           $1,726,395   $1,173,335   $1,185,046   $  998,083    $1,114,477
                           ==========   ==========   ==========   ==========    ==========

     Actual income tax expense differs from "expected" income tax expense computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes as follows:

                                                                     NINE MONTHS ENDED
                                        APRIL 30,                       JANUARY 31,
                           ------------------------------------   ------------------------
                              1995         1996         1997         1997          1998
                           ----------   ----------   ----------   -----------   ----------
                                                                  (UNAUDITED)
Expected tax expense.....  $  931,389   $1,026,828   $1,049,699    $884,090     $1,044,717
Termination of Bear
  Communications
  Subchapter S
  election...............     693,225           --           --          --             --
State income taxes, net
  of federal benefit.....      29,779       99,282      116,972      98,518        141,985
Other....................      72,002       47,225       18,375      15,475        (72,225)
                           ----------   ----------   ----------    --------     ----------
Actual tax expense.......  $1,726,395   $1,173,335   $1,185,046    $998,083     $1,114,477
                           ==========   ==========   ==========    ========     ==========

                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at April 30, 1996 and 1997 and January 31, 1998 are as follows:

                                                         APRIL 30,
                                                   ----------------------    JANUARY 31,
                                                      1996         1997         1998
                                                   ----------    --------    -----------
Deferred tax assets:
  Allowance for doubtful accounts................  $   58,500    $140,960     $310,163
  Inventory obsolescence reserve.................     109,191      76,601      146,080
  Other..........................................     112,922      24,319       44,875
                                                   ----------    --------     --------
          Total gross deferred tax assets........     280,613     241,880      501,118
                                                   ----------    --------     --------
Deferred tax liabilities:
  Fixed assets...................................     400,558     203,206      185,930
  Prepaid expenses and other.....................     306,819     582,537      534,284
  Unapplied receipts.............................     239,176     157,078       23,400
  Use of cash method by Bear Communications (note
     1(h)).......................................     655,142          --           --
                                                   ----------    --------     --------
          Total gross deferred tax liabilities...   1,601,695     942,821      743,614
                                                   ----------    --------     --------
          Net deferred tax liability.............  $1,321,082    $700,941     $242,496
                                                   ==========    ========     ========

     No valuation allowances were considered necessary at April 30, 1996 or 1997 or January 31, 1998 as management believes it is more likely than not that the existing deductible temporary differences will be offset by future reversals of differences generating taxable income.

(11) BUSINESS AND CREDIT CONCENTRATIONS

     The Company's customers are located primarily throughout the United States. The Company had no customers who accounted for more than 10% of consolidated sales in 1995, 1996 or 1997 or for the nine months ended January 31, 1998.

     Substantially all of the Company's sales are made on credit. The Company evaluates credit risks on an individual basis before extending credit to its customers, and it believes the allowance for doubtful accounts adequately provides for loss or uncollectible accounts.

(12) EMPLOYEE BENEFITS PLAN

     The Company maintains a 401(k) profit sharing plan for substantially all employees. Effective February 1, 1996, the Company matches 75% of employee contributions up to 5% of their compensation. Prior to February 1, 1996, Page-Com matched 100% and Bear Communications matched 50% of employee contributions up to 5% of their compensation. Company contributions of $152,630, $198,599 and $240,977 for the years ended April 30, 1995, 1996 and 1997, respectively, and $220,214 for the nine months ended January 31, 1998 were charged to expense.

(13) SUBSEQUENT EVENT

     In March 1998, the Company entered into a transaction to purchase certain assets of three related entities which sell communication equipment. The purchase price of $7,000,000 was financed through borrowings under the long-term debt arrangement. The agreement also requires additional consideration of $3,000,000 to be paid over the next two years should the income of the acquired entities reach certain targets. The acquisition will be accounted for using the purchase method of accounting. Accordingly, the purchase price will be allocated to the net assets acquired based on their estimated fair values.

                                  SCHEDULE II
                 WIRELESS INTERNATIONAL, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                              BALANCE AT                 CHARGED TO   DEDUCTIONS    BALANCE AT
                                             BEGINNING OF   CHARGED TO     OTHER      (PRIMARILY      END OF
DESCRIPTION                                     PERIOD       EARNINGS     ACCOUNTS    WRITE-OFFS)      YEAR
-----------                                  ------------   ----------   ----------   -----------   ----------
Year ended April 30, 1995:
  Allowance for doubtful accounts..........    $ 19,403      $ 50,071       $ --       $ 11,474      $ 58,000
                                               ========      ========       ====       ========      ========
  Reserve for inventory obsolescence.......     180,000       270,000         --        220,000       230,000
                                               ========      ========       ====       ========      ========
  Accumulated amortization.................      36,275        16,810         --             --        53,085
                                               ========      ========       ====       ========      ========
Year ended April 30, 1996:
  Allowance for doubtful accounts..........    $ 58,000      $234,216       $ --       $142,216      $150,000
                                               ========      ========       ====       ========      ========
  Reserve for inventory obsolescence.......     230,000       422,016         --        372,038       279,978
                                               ========      ========       ====       ========      ========
  Accumulated amortization.................      53,085        12,755         --             --        65,840
                                               ========      ========       ====       ========      ========
Year ended April 30, 1997:
  Allowance for doubtful accounts..........    $150,000      $404,590       $ --       $193,154      $361,436
                                               ========      ========       ====       ========      ========
  Reserve for inventory obsolescence.......     279,978            --         --         83,565       196,413
                                               ========      ========       ====       ========      ========
  Accumulated amortization.................      65,840        33,049         --             --        98,889
                                               ========      ========       ====       ========      ========
Nine months ended January 31, 1998:
  Allowance for doubtful accounts..........    $361,436      $725,161       $ --       $291,306      $795,291
                                               ========      ========       ====       ========      ========
  Reserve for inventory obsolescence.......     196,413       235,000         --         56,848       374,565
                                               ========      ========       ====       ========      ========
  Accumulated amortization.................      98,889       172,649         --             --       271,538
                                               ========      ========       ====       ========      ========

                     [SAENZ, ROBLEDO, SAX & COMPANY, P.A.]

                          INDEPENDENT AUDITORS' REPORT

                                   [TO COME]

                       CONDOR COMMUNICATIONS, INC., ETAL

                            COMBINED BALANCE SHEETS
                          DECEMBER 31, 1996, AND 1997

                                     ASSETS

                                                                 1996           1997
                                                              -----------    ----------
Current assets:
  Cash......................................................  $   174,757    $   90,118
  Receivables, net of allowance of      and      at December
     31, 1996 and 1997, respectively........................    4,982,848     6,120,127
  Advances to suppliers.....................................      365,081       597,818
  Inventory.................................................    2,210,193     1,947,709
  Prepaid expenses..........................................          -0-         4,928
                                                              -----------    ----------
          Total Current Assets..............................    7,732,879     8,760,700
                                                              -----------    ----------
  Fixed assets, net.........................................      925,440       931,607
  Investment in subsidiary..................................      211,108       242,253
  Other assets..............................................        4,800         4,800
                                                              -----------    ----------
                                                              $ 8,874,227    $9,939,360
                                                              ===========    ==========

                         LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
  Accounts Payable..........................................  $ 2,206,260    $2,538,515
  Accrued Expenses..........................................       18,000        33,029
                                                              -----------    ----------
          Total current liabilities.........................    2,224,260     2,571,544
                                                              -----------    ----------
Stockholders' equity:
  Common stock..............................................          500           500
  Additional paid in capital................................          750           750
  Retained earnings.........................................    6,648,717     7,366,566
                                                              -----------    ----------
          Total stockholders' equity........................    6,649,967     7,367,816
                                                              -----------    ----------
Contingency
                                                              $ 8,874,227    $9,939,360
                                                              ===========    ==========

                       CONDOR COMMUNICATIONS, INC., ETAL

                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                         1995           1996           1997
                                                      -----------    -----------    -----------
Sales...............................................  $45,416,363    $46,528,330    $51,400,126
Cost of sales.......................................   38,443,592     38,360,275     45,270,476
                                                      -----------    -----------    -----------
  Gross profit......................................    6,972,771      8,168,055      6,129,650
Selling, general and administrative expenses........    4,894,142      3,917,223      2,822,674
                                                      -----------    -----------    -----------
  Operating income..................................    2,078,629      4,250,832      3,306,976
Interest expense....................................        1,679            586         12,716
Other (income) expense, net.........................     (133,380)        61,849         40,772
                                                      -----------    -----------    -----------
  Net Income........................................  $ 2,210,330    $ 4,188,397    $ 3,253,488
                                                      ===========    ===========    ===========

            See Auditors' Report and notes to financial statements.

                        CONDOR COMMUNICATIONS, INC. ETAL

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                                            TOTAL
                                                        ADDITIONAL PAID    RETAINED     STOCKHOLDERS'
                                         COMMON STOCK     IN CAPITAL       EARNINGS        EQUITY
                                         ------------   ---------------   -----------   -------------
Balance at December 31, 1994..........       $500            $750         $ 3,429,446    $ 3,430,696
Net income............................         --              --           2,210,330      2,210,330
Distributions.........................         --              --          (1,076,834)    (1,076,834)
                                             ----            ----         -----------    -----------
Balance at December 31, 1995..........        500             750           4,562,942      4,564,192
Net income............................         --              --           4,188,397      4,188,394
Distributions.........................         --              --          (2,102,622)    (2,102,619)
                                             ----            ----         -----------    -----------
Balance at December 31, 1996..........        500             750           6,648,717      6,649,967
Net income............................         --              --           3,253,488      3,253,488
Distributions.........................         --              --          (2,535,639)    (2,535,639)
                                             ----            ----         -----------    -----------
Balance at December 31, 1997..........       $500            $750         $ 7,366,566    $ 7,367,816
                                             ====            ====         ===========    ===========

                        CONDOR COMMUNICATIONS, INC. ETAL

                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                           1995          1996          1997
                                                        -----------   -----------   -----------
Cash flows from operating activities:
Net income............................................  $ 2,210,330   $ 4,188,397   $ 3,253,488
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation expense................................      146,069       210,932       150,000
  Changes in operating assets and liabilities:
     Receivables......................................   (1,926,770)     (774,852)   (1,137,279)
     Advances to suppliers............................      258,531      (365,081)     (232,737)
     Inventory........................................   (1,579,823)    1,009,000       262,484
     Prepaid expenses.................................        4,714            --        (4,928)
     Accounts payable.................................    1,949,961    (1,598,717)      332,255
     Customer deposits................................     (307,500)           --            --
     Accrued expenses.................................       31,772       (13,772)       15,029
                                                        -----------   -----------   -----------
          Net cash provided by operating activities...      787,284     2,655,907     2,638,312
Cash flows from investing activities:
     Additions to fixed assets........................     (178,161)     (330,146)     (156,167)
     Investment in subsidiary.........................           --      (211,108)      (31,145)
     Decrease (increase) in other assets..............        3,528        (2,000)           --
                                                        -----------   -----------   -----------
          Net cash used in investing activities.......     (174,633)     (543,254)     (187,312)
Cash flows from financing activities:
     Proceeds (payments) under the line of credit.....      170,000      (170,000)           --
     Distributions to stockholders....................   (1,253,963)   (2,102,622)   (2,535,639)
                                                        -----------   -----------   -----------
          Net cash used in financing activities.......   (1,083,963)   (2,272,622)   (2,535,639)
Net decrease in cash..................................     (471,312)     (159,969)      (84,639)
Cash at beginning of period...........................      806,038       334,726       174,757
                                                        -----------   -----------   -----------
Cash at end of period.................................  $   334,726   $   174,757   $    90,118
                                                        ===========   ===========   ===========

                       CONDOR COMMUNICATIONS, INC., ETAL

                     NOTES TO COMBINED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of Condor Communications, Inc. and Affiliated Companies, (The Group), is presented to assist in understanding the Group's financial statements. The Group is principally engaged in the sale of site-based two way radios and other wireless communication equipment.

     The financial statements and notes are representations of the Group's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

BASIS OF COMBINATION

     The combined financial statements include the accounts of Condor Communications, Inc., Condor Communications, Ltd., Condor East, Spol, SRO, and Condor Prague, SRO. All significant intercompany accounts and transactions have been eliminated in combination.

CASH EQUIVALENTS

     Securities with maturities of three months or less when purchased are treated as cash equivalents in presenting the statement of cash flows. There were no cash equivalents at December 31, 1996 and 1997.

INVENTORY

     Inventory is stated at the lower of cost or market. Cost is determined by using the first in first out method, and is stated net of reserves.

FIXED ASSETS

     Property and equipment are stated at cost. Depreciation has been provided using accelerated methods over the following estimated useful lives:

Furniture and Fixtures......................................     7 years
Computer Equipment..........................................     5 years
Machinery and Equipment.....................................     5 years
Transportation Equipment....................................     5 years
Buildings...................................................  31.5 years
Building Improvements.......................................  31.5 years

     Expenditures for maintenance and repairs of property and equipment are charged to expense as incurred, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and the related gain or loss, if any, is reflected in the year of disposal.

     Depreciation expense was $146,069, $210,933 and $150,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

REVENUE

     The Company records revenue from product sales at the time the related products are shipped. Sales are recorded net of returns and allowances.

                       CONDOR COMMUNICATIONS, INC., ETAL

FOREIGN CURRENCY TRANSLATION

     Financial statements of the combined entities of Condor Communications, Ltd., Condor East, Spol, SRO and Condor Prague, SRO are translated into U.S. dollars using the exchange rate at each balance sheet date. Gains or losses from foreign currency transactions are included in net income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: FIXED ASSETS

     Fixed assets at December 31, 1996 and 1997 is comprised of the following:

                                                                 1996          1997
                                                              ----------    ----------
Land.......................................................   $  137,374    $  137,374
Building and improvements..................................      407,610       578,077
Furniture and fixtures.....................................      175,698       166,957
Computer equipment.........................................      253,730       239,942
Machinery and equipment....................................      163,478       163,478
Transportation equipment...................................      459,844       468,073
                                                              ----------    ----------
                                                               1,597,734     1,753,901
Accumulated depreciation...................................     (672,294)     (822,294)
                                                              ----------    ----------
                                                              $  925,440    $  931,607
                                                              ==========    ==========

NOTE 3: INVESTMENT IN SUBSIDIARY

     In 1996, a joint venture called Condor Telecommunications, C.A. was formed in which Condor Communications, Ltd. has a 50% equity interest. The Group accounts for this investment on the equity method. The Group's income from this subsidiary was not material for the years ended December 31, 1996 and 1997.

NOTE 4: LINE OF CREDIT

     The Company has a revolving line of credit facility in the amount of $2,000,000 which was unused at December 31, 1996 and 1997. Bank advances on the credit line carry a variable interest rate of 1.00% over the base rate of the bank. The credit line is collateralized by substantially all corporate assets, and is personally guaranteed by the Company's Stockholders.

NOTE 5: INCOME TAXES

     Condor Communications, Inc., the principal operating company within the group, has elected to be taxed under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, provisions for income taxes have not been made on its earnings. The affiliated companies in the Group serve as distribution channels and either do not have material net earnings over the three-year period ended December 31, 1997 or operate out of a tax haven with no corporate income taxes. As a consequence, no provision for income taxes has been made in the combined financial statements.

                       CONDOR COMMUNICATIONS, INC., ETAL

NOTE 6: BUSINESS & CREDIT CONCENTRATIONS

     The Company purchases substantially all of its inventory from Motorola Inc. and is economically dependent on that vendor for favorable trade terms as well as products for sale.

     The Company transacts most of its business with customers located in Latin American and Eastern Europe. Accordingly, the Company's business may be affected by political and economic changes in the region.

NOTE 7: CONTINGENCIES

     The company carries insurance to cover its property and equipment, and inventory with coverage limits which are well below the fair value of these assets.

NOTE 8: SUBSEQUENT EVENT

     In March 1998, all assets and operations of the combined entity were sold to an unrelated party. The Group also settled certain claims that arose with the former owners of Condor East, Spol, SRO for a total of $420,000.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                             ---------------------
                               TABLE OF CONTENTS

                                             PAGE
Prospectus Summary.........................    3
Risk Factors...............................    7
The Company................................   13
Use of Proceeds............................   13
Prior S Corporation Status and Dividend
  Policy...................................   14
Dilution...................................   15
Capitalization.............................   16
Unaudited Pro Forma Condensed Consolidated
  Financial Statements.....................   17
Selected Financial Data....................   21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   22
Business...................................   29
Management.................................   40
Principal and Selling Shareholders.........   44
Description of Capital Stock...............   45
Shares Eligible for Future Sale............   46
Underwriting...............................   47
Legal Matters..............................   49
Experts....................................   49
Additional Information.....................   49
Index to Financial Statements..............  F-1

                             ---------------------
     UNTIL             , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                             SHARES

                          WIRELESS INTERNATIONAL INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                CIBC OPPENHEIMER
                                           , 1998

======================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance Distribution

     The Registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows. All of the amounts except the SEC registration fee and the Nasdaq National Market listing fee are estimates.


Item                                                              Amount
----                                                              ------
SEC registration fee ...................................
National Association of Securities
   Dealers, Inc. filing fee ............................
Nasdaq National Market application fee .................
Legal fees and expenses ................................
Accounting fees and expenses ...........................
Printing expenses ......................................
Fees and expenses for qualification under
   state securities laws (including legal fees) ........
Transfer agent's and registrar's fees and expenses .....
Miscellaneous ..........................................
                                                                 --------
   Total ...............................................             *


---------
* None of this amount is to be borne by the Selling Shareholders.

Item 14. Indemnification of Directors and Officers.

     As permitted by the Texas Business Corporation Act, the Registrant's Restated Articles of Incorporation and Amended and Restated Bylaws provide that the directors and officers of the Registrant shall be indemnified by the Registrant against certain liabilities that those persons may incur in their capacities as directors or officers. Furthermore, the Registrant's Articles of Incorporation eliminate the liability of directors of the Registrant to the maximum extent permitted by the Texas Business Corporation Act. See
"Management -- Exculpatory Charter Provision; Liability and Indemnification of Officers and Directors" in the Prospectus.

     The Underwriting Agreement to be filed as Exhibit 1.1 hereto contains reciprocal agreements of indemnity between the Registrant and the underwriters as to certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and in certain circumstances provides for indemnification of the Registrant's directors and officers.

Item 15. Recent Sales of Unregistered Securities.

     During the previous three years, the Registrant has issued and sold the following securities (all such amounts having been adjusted to reflect the _____-for-1 stock split effected in _____, 1998) without registration under the Securities Act (none of which sales were underwritten):

     In connection with the Merger, in December 1995 the Company issued an aggregate of ___________ shares of Common Stock to shareholders of Bear Communications. The Registrant believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     In December 1995, Mr. Watson exercised options to acquire ______ shares of Common Stock at an exercise price of approximately _____ per share. The options were granted in April 1992. The exercise of such options was funded by a full recourse loan from the Company to Mr. Watson in the amount of $933,000, bearing interest at 7% and is due in April 1999. The Registrant believes that this transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16. Exhibits and FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit No.       Description
-----------       -----------
     1.1*      -  Form of Underwriting Agreement
     3.1*      -  Restated Articles of Incorporation of the Registrant
     3.2       -  Amended and Restated Bylaws of the Registrant
     4.1*      -  Form of certificate representing shares of the Registrant's
                  Common Stock
     5.1*      -  Legal Opinion of Gardere & Wynne, L.L.P., regarding legality of securities being registered
    10.1       -  Employment Agreement, effective as of March 1, 1998, by and between BearCom, Inc. and Michael L. Kovar
    10.2       -  Employment Agreement, effective as of March 31, 1998, by and between BearCom, Inc., Condor Holdings, Inc. and Rogelio
                  Betancourt
    10.3*      -  Wireless International, Inc. 1998 Stock Option Plan, including form of Nonqualified Stock Option Agreement and Incentive
                  Stock Option Agreement
    10.4*      -  Wireless International, Inc. Employee Stock Purchase Plan
    10.5       -  Fourth Amended and Restated Loan Agreement, dated as of
                  August 29, 1997, by and between BearCom Operating, L.P. and
                  Wells Fargo Bank
    10.6       -  First Amendment to Fourth Amended and Restated Loan Agreement
                  dated as of March 27, 1998 by and between BearCom Operating,
                  L.P. and Wells Fargo Bank
    10.7       -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.8       -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by Bear Communications, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.9       -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom Operating, L.P. for the benefit of First Interstate Bank of Texas, N.A.
    10.10      -  Commercial Security Agreement, dated as of March 27, 1998, executed by Condor Holdings, Inc. for the benefit of Wells
                  Fargo Bank (Texas) National Association
    10.11*     -  Lease Agreement for facilities in Dallas, Texas
    10.12      -  Purchase Agreement, dated as of January 27, 1997, between Bear
                  Communications, Inc., Cleary Communications Company, Francis
                  A. Cleary, Michael F. Cleary, Jean Cleary and Edward Milano
    10.13      -  Purchase Agreement, dated as of May 29, 1997, between BearCom
                  Operating, L.P., Mobitel Communications and Electronics, Inc.,
                  Network Communications, Inc., Royce A. Witte and James D. Reed
    10.14      -  Asset Purchase Agreement, dated as of June 6, 1997, between
                  Bear Communications, Inc. and Motorola, Inc.
    10.15      -  Purchase Agreement, dated as of September 25, 1997, between
                  Bear Communications, Inc., Alfred Fasano, Tedco, Inc., David
                  J. Broser, Susan Broser Guttentag, Mindy Brosser Cepelewicz and Lori Broser Furnari
    10.16      -  Purchase Agreement, dated as of October 15, 1997, between
                  BearCom Operating L.P., Tomba Communications, L.L.C., Joseph
                  J. Tomba and Thomas C. Tomba
    10.17      -  Asset Purchase Agreement, dated as of March 31, 1998, between
                  Bear Communications, Inc., Condor Communications, Inc.,
                  Rogelio Betancourt and Condor Holdings, Inc.
    10.18      -  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of June 12, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.19      -  Per Unit Administrative Processing Charge Amendment to
                  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.20      -  Amendment to Motorola Authorized Two-Way Radio Dealer
                  Agreement, dated as of September 20, 1996, between Motorola,
                  Inc. and BearCom Operating, L.P.
    10.21      -  Multiple Dealer Sales Location(s) Amendment to Motorola
                  Authorized Two-Way Radio Dealer Agreement, dated as of
                  September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.

  10.22       -  Motorola Inc. Radius Communication Products Reseller Agreement,
                 dated as of September 20, 1996, between Motorola, Inc. and
                 BearCom Operating, L.P.
  10.23       -  Master Amendment No. 1 to Motorola, Inc. Radius Communication
                 Products Reseller Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom Operating, L.P.
  10.24       -  Radius Reseller Sales Location Amendment to Motorola, Inc.
                 Radius Communication Products Reseller Agreement, dated as of
                 September 20, 1996, between Motorola, Inc. and BearCom
                 Operating, L.P.
  21.1        -  List of Subsidiaries
  27.1        -  Financial Data Schedule
  23.1        -  Consent of KPMG Peat Marwick LLP
  23.2*       -  Consent of Saenz, Robledo, Sax & Company, P.A.
  23.3*       -  Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
  24.1        -  Power of attorney (set forth on page II - 4)


----------
*   To be filed by amendment.

(b) Financial Statement Schedules

The following financial statement schedules are included in Part II of the Registration Statement.

     II   -    Wireless International, Inc. and Subsidiaries - Valuation and
               Qualifying Accounts

All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements or noted therein.

Item 17. Undertakings.


(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


(b) The undersigned Registrant hereby undertakes to provide to the representatives of the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the representatives of the underwriters to permit prompt delivery to each purchaser.

(c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 23rd day of April, 1998.

                                               WIRELESS INTERNATIONAL, INC.

                                               By: /s/ John P. Watson
                                                  ------------------------------
                                                  John P. Watson
                                                  Chairman of the Board



                                POWER OF ATTORNEY


Each of the undersigned hereby appoints John P. Watson and Jerry Denham and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement, any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby or thereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of April, 1998.


             NAME                                  TITLE
             ----                                  -----

   /s/ John P. Watson               Chairman of the Board and Director
------------------------------      (Principal Executive Officer)
   John P. Watson

   /s/ Michael L. Kovar             Chief Financial Officer
------------------------------      (Principal Financial and Accounting Officer)
  Michael L. Kovar

   /s/ Brent A. Bisnar              Director
------------------------------
   Brent A. Bisnar

   /s/ Jerry Denham                 Director
------------------------------
   Jerry Denham

   /s/ Kenneth H. Doll              Director
------------------------------
   Kenneth H. Doll

   /s/ Edward W. Rose III           Director
------------------------------
   Edward W. Rose III

   /s/ Morton L. Topfer             Director
------------------------------
   Morton L. Topfer

                                 EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
     1.1*      -  Form of Underwriting Agreement
     3.1*      -  Restated Articles of Incorporation of the Registrant
     3.2       -  Amended and Restated Bylaws of the Registrant
     4.1*      -  Form of certificate representing shares of the Registrant's
                  Common Stock
     5.1*      -  Legal Opinion of Gardere & Wynne, L.L.P., regarding legality of securities being registered
    10.1       -  Employment Agreement, effective as of March 1, 1998, by and between BearCom, Inc. and Michael L. Kovar
    10.2       -  Employment Agreement, effective as of March 31, 1998, by and between BearCom, Inc., Condor Holdings, Inc. and Rogelio
                  Betancourt
    10.3*      -  Wireless International, Inc. 1998 Stock Option Plan, including form of Nonqualified Stock Option Agreement and Incentive
                  Stock Option Agreement
    10.4*      -  Wireless International, Inc. Employee Stock Purchase Plan
    10.5       -  Fourth Amended and Restated Loan Agreement, dated as of
                  August 29, 1997, by and between BearCom Operating, L.P. and
                  Wells Fargo Bank
    10.6       -  First Amendment to Fourth Amended and Restated Loan Agreement
                  dated as of March 27, 1998 by and between BearCom Operating,
                  L.P. and Wells Fargo Bank
    10.7       -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.8       -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by Bear Communications, Inc. for the benefit of First Interstate Bank of Texas, N.A.
    10.9       -  Amended and Restated Commercial Security Agreement, dated as of March 1, 1996, executed by BearCom Operating, L.P. for the benefit of First Interstate Bank of Texas, N.A.
    10.10      -  Commercial Security Agreement, dated as of March 27, 1998, executed by Condor Holdings, Inc. for the benefit of Wells
                  Fargo Bank (Texas) National Association
    10.11*     -  Lease Agreement for facilities in Dallas, Texas
    10.12      -  Purchase Agreement, dated as of January 27, 1997, between Bear
                  Communications, Inc., Cleary Communications Company, Francis
                  A. Cleary, Michael F. Cleary, Jean Cleary and Edward Milano
    10.13      -  Purchase Agreement, dated as of May 29, 1997, between BearCom
                  Operating, L.P., Mobitel Communications and Electronics, Inc.,
                  Network Communications, Inc., Royce A. Witte and James D. Reed
    10.14      -  Asset Purchase Agreement, dated as of June 6, 1997, between
                  Bear Communications, Inc. and Motorola, Inc.
    10.15      -  Purchase Agreement, dated as of September 25, 1997, between
                  Bear Communications, Inc., Alfred Fasano, Tedco, Inc., David
                  J. Broser, Susan Broser Guttentag, Mindy Brosser Cepelewicz
                  and Lori Broser Furnari
    10.16      -  Purchase Agreement, dated as of October 15, 1997, between
                  BearCom Operating L.P., Tomba Communications, L.L.C., Joseph
                  J. Tomba and Thomas C. Tomba
    10.17      -  Asset Purchase Agreement, dated as of March 31, 1998, between
                  Bear Communications, Inc., Condor Communications, Inc.,
                  Rogelio Betancourt and Condor Holdings, Inc.
    10.18      -  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of June 12, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.19      -  Per Unit Administrative Processing Charge Amendment to
                  Motorola Authorized Two-Way Radio Dealer Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.
    10.20      -  Amendment to Motorola Authorized Two-Way Radio Dealer
                  Agreement, dated as of September 20, 1996, between Motorola,
                  Inc. and BearCom Operating, L.P.
    10.21      -  Multiple Dealer Sales Location(s) Amendment to Motorola
                  Authorized Two-Way Radio Dealer Agreement, dated as of
                  September 20, 1996, between Motorola, Inc. and BearCom
                  Operating, L.P.

  10.22       -  Motorola Inc. Radius Communication Products Reseller Agreement,
                 dated as of September 20, 1996, between Motorola, Inc. and
                 BearCom Operating, L.P.
  10.23       -  Master Amendment No. 1 to Motorola, Inc. Radius Communication
                 Products Reseller Agreement, dated as of September 20, 1996, between Motorola, Inc. and BearCom Operating, L.P.
  10.24       -  Radius Reseller Sales Location Amendment to Motorola, Inc.
                 Radius Communication Products Reseller Agreement, dated as of
                 September 20, 1996, between Motorola, Inc. and BearCom.
                 Operating, L.P.
  21.1        -  List of Subsidiaries
  27.1        -  Financial Data Schedule
  23.1        -  Consent of KPMG Peat Marwick LLP
  23.2*       -  Consent of Saenz, Robledo, Sax & Company, P.A.
  23.3*       -  Consent of Gardere & Wynne, L.L.P. (included in Exhibit 5.1)
  24.1        -  Power of attorney (set forth on page II - 4)



----------
*   To be filed by amendment.